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Filed pursuant to Rule 424(b)(2)
Registration No. 333-64572

Prospectus Supplement
(to Prospectus Dated July 18, 2001)

$500,000,000

THE AES CORPORATION

7 3/4% Senior Notes Due 2014

        The Senior Notes will bear interest at a rate of 7 3/4 % per year. Interest on the Senior Notes is payable on March 1 and September 1 of each year, beginning on September 1, 2004. The Senior Notes will mature on March 1, 2014. We may redeem some or all of the Senior Notes at any time at a redemption price equal to 100% of their principal amount plus a "make-whole" premium as described under the caption "Description of Notes—Optional Redemption."

        The Senior Notes will be our unsecured senior obligations ranking equally with all of our other unsecured debt and effectively junior to our secured debt and the debt and other liabilities (including trade payables) of our subsidiaries.

        Investing in the Senior Notes involves certain risks. See "Risk Factors" beginning on page S-6 of this prospectus supplement.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Senior Note	Total
Public offering price	98.288%	$491,440,000
Underwriting discount	1.153%	$5,765,000
Proceeds, before expenses, to AES	97.135%	$485,675,000

        Interest on the Senior Notes will accrue from the date of issuance.

        The underwriters are offering the Senior Notes subject to various conditions. The underwriters expect to deliver the Senior Notes to purchasers on or about February 13, 2004.

Joint Book-Running Managers
Citigroup	Deutsche Bank Securities

Banc of America Securities LLC	UBS Investment Bank

ABN AMRO Incorporated
BNP PARIBAS
Credit Lyonnais Securities (USA)
Credit Suisse First Boston
Lehman Brothers
Merrill Lynch & Co.

February 10, 2004

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the dates thereof.

SUMMARY

        The following information is qualified entirely by, and should be read in conjunction with, the more detailed information appearing elsewhere in and incorporated by reference into this prospectus supplement and the accompanying prospectus. Unless the context otherwise requires, the terms "AES," "we," "our," "us," refer to The AES Corporation, including all of its subsidiaries and affiliates.

The AES Corporation

        We are a leading global power company founded in 1981. Our goal is to help meet the world's need for electric power in ways that benefit all of our stakeholders, to build long-term value for our shareholders, and to assure sustained performance and viability for our owners, employees and other individuals and organizations who depend on us.

        We participate primarily in four lines of business: contract generation, competitive supply, large utilities and growth distribution.

        Our contract generation line of business consists of multiple power generation facilities located around the world. These facilities have contractually limited their exposure to commodity price risks, primarily electricity prices, provided that the counterparty's credit remains viable. These facilities generally limit their exposure to electricity price volatility by entering into long-term (five years or longer) power purchase agreements for 75% or more of their output capacity. Because they have contracted for a majority of their anticipated output, they are able to project their fuel supply requirements and also, generally, enter into long-term agreements for most of their fuel (coal, natural gas or fuel oil or other similar fuel) supply requirements, thereby also limiting their exposure to fuel price volatility. Through these contractual agreements, the businesses generally increase the predictability of their cash flows and earnings. In order to be included within our contract generation segment, a business must have one or more long-term power purchase agreements with a minimum initial duration of five years or longer. These long term power purchase agreements are typically entered into with one major customer, but may also be with a series of unrelated customers. In addition, we may enter into tolling or "pass through" arrangements in which the counterparty directly assumes the risks associated with providing the necessary fuel and markets the resulting power output generated. However, not all businesses within our contract generation line of business have the same degree of contractually limited exposure, and therefore, the degree of predictability may vary from business to business.

        Our competitive supply line of business consists of generating facilities that sell electricity directly to wholesale customers in competitive markets. In contrast to the contract generation segment discussed above, our competitive supply generating facilities generally sell less than 75% of their output pursuant to long-term contracts with pre-determined pricing provisions and/or sell into power pools, under shorter-term contracts or into daily spot markets. The prices paid for electricity under short-term contracts and in the spot markets are unpredictable and can be, and from time to time have been, volatile. Our competitive supply businesses' results of operations are also more sensitive to the impact of market fluctuations in the price of electricity, natural gas, coal and other raw materials, and these businesses also have higher needs for credit support of their operations.

        Our large utility business is comprised of three utilities located in the United States (Indianapolis Power and Light Company ("IPALCO")), Brazil (Eletropaulo Metropolitana Electricidade de Sao Paulo S.A. ("Eletropaulo")) and Venezuela (C.A. La Electricidad de Caracas ("EDC")). We have a 100% equity interest in IPALCO, an 87% equity interest in EDC and a 47% equity interest in Eletropaulo. All of these utilities are of significant size and all maintain a monopoly franchise within a defined service area. In most cases large utilities combine generation, transmission and distribution capabilities. Large utilities are subject to extensive local, state and national regulation relating to ownership, marketing, delivery and pricing of electricity and gas with a focus on protecting customers.

Large utility revenues result primarily from electricity sales to customers under regulated tariff or concession agreements and to a lesser extent from contractual agreements of varying lengths and provisions. The results of operations of our large utility businesses are sensitive to changes in economic growth, abnormal weather conditions affecting their market and regulatory changes.

        Our growth distribution line of business includes distribution facilities located in developing countries where the demand for electricity is expected to grow at a higher rate than in more developed parts of the world. These businesses face particular challenges associated with their presence in developing countries such as outdated equipment, significant theft-related losses, cultural problems associated with safety and non-payment, emerging economies, and potentially less stable governments or regulatory regimes. Often, however, the conditions of the business environment in a developing nation also provide for significant opportunities to implement operating improvements that may stimulate growth in earnings and cash flow performance at rates greater than those typically achievable in our other business segments. Distribution facilities included in this line of business may include generation, transmission, distribution or related services companies. The results of operations of our growth distribution business are sensitive to changes in economic growth, abnormal weather conditions affecting these businesses' market and regulatory changes, as well as the success of the operational changes implemented.

Recent Developments

        Negotiations with Banco Nacional de Desenvolvimento Economico e Social (BNDES) to restructure approximately $1.2 billion in outstanding loans owed to BNDES by several of AES's Brazilian subsidiaries were completed in January 2004. As part of the restructuring, AES and BNDES created a new company, Brasiliana Energia, to which AES contributed its direct and indirect interests in AES Eletropaulo, AES Uruguaiana and AES Tiete. At BNDES' option, AES Sul will be contributed to Brasiliana Energia upon the completion of its financial restructuring.

        Pursuant to the shareholders' agreement signed between AES and BNDES, AES controls Brasiliana Energia through its ownership of a majority of the voting shares of the company. AES owns 50.1% of the common shares and BNDES owns 49.9% of the common shares plus non-voting preferred shares, giving BNDES approximately 53% of the total capital of Brasiliana Energia. The shareholders' agreement requires that AES and BNDES act unanimously with respect to listed corporate events and actions. In return, the debt owed to BNDES was reduced to $510 million, and is evidenced by convertible debentures of Brasiliana Energia, which are payable over an 11-year period (and remain non-recourse to AES). The debentures are convertible into shares of Brasiliana Energia upon the occurrence of an event of default, which would give BNDES control of Brasiliana Energia.

        Eletropaulo has received binding commitment letters from private-sector creditors to reschedule approximately $2.3 billion reais ($787 million) of outstanding debt over the next five years and to resolve all outstanding defaults and accelerations with respect to this debt. As a result of this transaction, 70% of the reprofiled debt will be denominated in Brazilian reais (compared with 34% before this reprofiling). Additionally, as a result of the reprofiling transaction, approximately 75% of Eletropaulo's total debt will be denominated in Brazilian reais (compared with 58% before this reprofiling). Closing of the Eletropaulo reprofiling transaction is subject to definitive documentation, to be entered into no later than February 16, 2004.

        Two of our projects in the Dominican Republic, Los Mina and Andres, defaulted under certain covenants contained in their outstanding indebtedness at the end of 2003. Los Mina is currently in default under certain covenants with respect to $30 million of indebtedness and Andres is currently in default under certain covenants with respect to $110 million of indebtedness. Each of these projects is currently in discussion with its lenders regarding a waiver to these defaults although we can provide no assurance that such waivers will be granted.

        During the first quarter of 2004, we plan to restructure AES Gener, our generation business in Chile. As part of the restructuring, we may incur a significant non-cash charge. In addition, we will contribute approximately $300 million to AES Gener which will be used to repay a mercantile account. The repayment of this mercantile account will result in the elimination of certain restrictions on AES Gener's ability to pay dividends which will allow AES Gener to pay us a dividend of approximately $100 million.

The Offering

Senior Notes Offered	We are offering $500,000,000 aggregate principal amount of 7 3/4% Senior Notes due 2014. Interest on the Senior Notes will be payable semiannually on March 1 and September 1, commencing on September 1, 2004.
Record Date	The regular record date for each interest payment date will be the close of business on the 15th calendar day prior to such interest payment date.
Ranking	The Senior Notes will be our direct, unsecured and unsubordinated obligations and will rank:
• equal in right of payment with all of our senior unsecured debt;
• effectively junior in right of payment to (a) our secured debt to the extent of the value of the assets securing such debt and (b) the debt and other liabilities (including trade payable) of our subsidiaries; and
• senior in right of payment to our subordinated debt.
As of September 30, 2003, after giving effect to this offering of Senior Notes and the use of proceeds therefrom:
• we would have had approximately $2.3 billion of senior unsecured debt, $2.3 billion of secured debt and $785 million of subordinated debt; and
• our subsidiaries would have had approximately $24.7 billion of debt and other liabilities including trade payables.

The indenture and the supplemental indenture under which the Senior Notes will be issued contain no restrictions on the amount of additional unsecured indebtedness that we or our subsidiaries may incur and permits us to incur secured debt subject to the covenant described under "Description of Notes-Restrictions on Secured Debt."
Optional Redemption	We may redeem some or all of the Senior Notes at any time at par plus a Make-Whole Amount (as defined). See "Description of Notes — Optional Redemption."
Covenants	We have agreed to certain restrictions on incurring secured debt and entering into sale and leaseback transactions. See "Description of Notes — Certain Covenants of AES."
Use of Proceeds	We intend to use the net proceeds of this offering of Senior Notes to repay a portion of our term loan under our senior secured credit facilities. See "Use of Proceeds" and "Underwriting."

RISK FACTORS

        Investing in our securities involves risks. You should carefully consider the risks described below, as well as all of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in the securities.

Risks Relating to Our Business

  Our high degree of leverage could affect our ability to fulfill our obligations

        We had approximately $19.6 billion of outstanding indebtedness at September 30, 2003. As a result, we might be significantly limited in our ability to meet our debt service obligations, to compete effectively or to operate successfully under adverse economic conditions. The indenture governing the Senior Notes does not restrict us or our subsidiaries from incurring additional debt and permits us and our subsidiaries to incur secured debt subject to the covenant described under "Description of Notes—Restrictions on Secured Debt." The agreements governing our indebtedness other than the Senior Notes and the indebtedness of our subsidiaries limit but do not prohibit us or our subsidiaries from incurring additional indebtedness.

  We have significant cash requirements and limited sources of liquidity

        The AES Corporation, which refers to the AES parent company, requires cash primarily to fund:

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  principal repayments of debt,

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  interest and preferred dividends,

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  construction commitments,

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  other equity commitments,

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  taxes, and

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  AES parent company overhead.

        AES parent company's principal sources of liquidity are:

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  dividends and distributions from its subsidiaries,

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  proceeds from debt and equity financings at the parent company level, and

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  proceeds from asset sales.

        For a more detailed discussion of our cash requirements and sources of liquidity, please see "Item 7. Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity" in our Annual Report on Form 10-K for the year ended December 31, 2002; "Item 5. Discussion and Analysis of Financial Condition and Results of Operations—Off balance sheet arrangements", "—Parent company liquidity" and "—Financial Position and Cash Flows" in our Current Report on Form 8-K filed on November 21, 2003; and Item 2. Discussion and Analysis of Financial Condition and Results of Operations—Financial Position, Cash Flows and Foreign Currency Exchange Rates in our Quarterly Report on Form 10-Q for the three and nine month periods ended September 30, 2003.

        While we believe that these sources will be adequate to meet our needs at the parent company level through the end of 2004, this belief is based on a number of material assumptions, including, without limitation, assumptions about exchange rates, power market pool prices, tariff rate adjustments, the ability of our subsidiaries to pay dividends and the timing and amount of asset sale proceeds. Any number of assumptions could prove to be incorrect and therefore we cannot assure you that these sources will be available when needed or that our actual cash requirements will not be greater than expected. In addition, the AES parent company's cash flow may not be sufficient to repay at maturity all of the principal of our senior secured credit facilities and outstanding debt securities and we may have to refinance such obligations. We cannot assure you that we will be successful in obtaining such refinancings.

  Existing and potential future defaults by project subsidiaries could adversely affect our results of operations and financial condition

        We attempt to finance each domestic and foreign project primarily under loan agreements and related documents which, except as noted below, require the loans to be repaid solely from the project's revenues and provide that the repayment of the loans (and interest thereon) is secured solely by the capital stock, physical assets, contracts and cash flow of that project subsidiary or affiliate. This type of financing is usually referred to as non-recourse debt or "project financing." In some project financings, AES parent company has explicitly agreed to undertake certain limited obligations and contingent liabilities, most of which by their terms will only be effective or will be terminated upon the occurrence of future events. These obligations and liabilities take the form of guarantees, indemnities, letter of credit reimbursement agreements, and agreements to pay, in certain circumstances, to project lenders or other parties. To the extent AES parent company becomes liable under such guarantees and other arrangements, distributions received by AES parent company from other projects are subject to the possibility of being utilized by AES parent company to satisfy these obligations.

        At September 30, 2003, we had approximately $5.3 billon of recourse debt (excluding our trust preferred securities) and approximately $14.3 billion of non-recourse debt outstanding. At September 30, 2003, AES parent company had provided outstanding financial and performance related guarantees or other credit support commitments to or for the benefit of its subsidiaries, which were limited by the terms of the agreements, in an aggregate of approximately $557 million (excluding those collateralized by letter-of-credit obligations discussed below). AES parent company is also obligated under other commitments, which are limited to amounts, or percentages of amounts, received by AES parent company as distributions from its project subsidiaries. These amounts aggregated $25 million as of September 30, 2003. In addition, AES parent company has commitments to fund its equity in projects currently under development or in construction. At September 30, 2003, such commitments to invest amounted to approximately $21 million (excluding those collateralized by letter-of-credit obligations). At September 30, 2003, we had $96 million in letters of credit outstanding, which operate to guarantee performance relating to certain project development activities and subsidiary operations. In addition, we had $4 million in surety bonds outstanding at such date.

        A number of our project subsidiaries are currently in default under their outstanding indebtedness. See "Recent Developments" and "Item 2. Discussion and Analysis of Financial Condition and Results of Operations—Financial Position, Cash Flows and Foreign Currency Exchange Rates—Project level defaults" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

        Certain other subsidiaries, including, in particular, our subsidiaries in Argentina, Brazil and Venezuela, have significant amounts of indebtedness with near term maturities. As of September 30, 2003, our Argentine, Brazilian and Venezuelan subsidiaries have approximately $3.3 billion of indebtedness maturing prior to September 30, 2004 and there is substantial uncertainty whether these subsidiaries will be able to extend or refinance this indebtedness. While the lenders under our non-recourse project financings generally do not have direct recourse to AES parent company (other than to the extent of any credit support given by AES parent company), defaults thereunder can still have important consequences for our results of operations and liquidity, including, without limitation:

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  reducing AES parent company's cash flows since the project subsidiary will typically be prohibited from distributing cash to AES parent during the pendancy of any default;

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  triggering AES parent company's obligation to make payments under any financial guarantee, letter of credit or other credit support AES parent company has provided to or on behalf of such subsidiary;

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  causing us to record a loss in the event the lender forecloses on the assets; or

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  triggering defaults in the AES parent company's outstanding debt and trust preferred instruments. For example, the Senior Notes will include and the AES parent company's senior secured credit facilities and outstanding senior notes, senior subordinated notes and junior subordinated notes currently include events of default for certain bankruptcy related events involving material subsidiaries. In addition, the AES parent company's senior secured credit facilities include events of default relating to accelerations of outstanding debt of material subsidiaries.

        None of the projects that are currently in default are owned by subsidiaries that meet the applicable definition of materiality in AES parent company's senior secured credit facilities in order for such defaults to trigger an event of default or permit an acceleration under such indebtedness. However, as a result of future write down of assets, dispositions and other matters that affect our financial position and results of operations, it is possible that one or more of these subsidiaries could fall within the definition of a "material subsidiary" and thereby upon an acceleration of such subsidiary's debt, trigger an event of default and possible acceleration of the indebtedness under AES parent company's senior secured credit facilities.

        Furthermore, as a result of our credit ratings and the trading prices of our equity and debt securities, counter parties may no longer be as willing to accept general unsecured commitments by AES parent company to provide credit support. Accordingly, with respect to both new and existing commitments, we may be required to provide some other form of assurance, such as a letter of credit, to backstop or replace any credit support. We cannot assure you that such counter parties will accept such guarantees in the future. In addition, to the extent we are required and able to provide letters of credit or other collateral to such counter parties, it will limit the amount of credit available to us to meet our other liquidity needs.

  Our competitive supply and Latin American operations represent a substantial portion of our assets and have caused and are expected to continue to cause significant volatility in our results of operations and cash flows

        The competitive supply segment of our business represented approximately 11% of our revenues, South America represented 38% of our revenues and the Caribbean (which includes Venezuela and Colombia) represented 20% of our revenues for the nine months ended September 30, 2003. Each of these areas has had and is expected to continue to have a volatile effect on our results of operations and cash flows. The competitive supply segment's volatility has resulted from volatile electricity prices, which are influenced by peak demand requirements, weather conditions, competition, market regulation, interest rate and foreign exchange rate fluctuations, electricity transmission and environmental emission constraints, the availability or prices of emission credits and fuel prices, as well as plant availability and other relevant factors. Our Latin American operations have experienced significant volatility both because of currency devaluations as well as the regulatory and economic difficulties being experienced in these countries.

  We do a significant amount of our business outside the United States which presents significant risks

        The operation, financing and development of projects outside the United States entail significant political and financial uncertainties including, without limitation, uncertainties associated with first-time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, regulation of the electricity business, currency inconvertibility, tax law, political instability, changes in governmental leadership, civil unrest, and expropriation and other credit quality, liquidity or structuring issues that have the potential to cause a material impairment of the value of the project. The ability to obtain financing on a commercially acceptable non-recourse basis in developing nations has become more difficult. Even when such non-recourse financing is available, lenders may require us to make higher equity investments than historically have been the case. In addition, financing in countries with less than investment grade sovereign credit ratings may also require substantial participation by multilateral financing agencies. There can be no assurance that such financing can be obtained when needed.

        The uncertainty of the legal environment in certain countries in which we are operating, developing, or constructing could make it more difficult for us to enforce our respective rights under agreements relating to such businesses. International businesses we own may, in certain cases, be expropriated by applicable governments. Although we may have legal recourse in enforcing our rights under agreements and recovering damages for breaches thereof, there can be no assurance that any such legal proceedings will be successful or resolved in a timely manner.

  Our business is subject to substantial development uncertainties

        Certain of our subsidiaries and affiliates are in various stages of developing and constructing greenfield power plants, some but not all of which have signed long-term contracts or made similar arrangements for the sale of electricity. Successful completion depends upon overcoming substantial risks, including, but not limited to, risks relating to failures of siting, financing, construction, permitting, governmental approvals or the potential for termination of the power sales contract as a result of a failure to meet certain milestones. As of September 30, 2003, capitalized costs for projects under development and in early stage construction were approximately $2.0 billion. We believe that these costs are recoverable; however, we cannot assure you that any individual project will be completed and reach commercial operation. If these development efforts are not successful, we may abandon a project under development. At the time of abandonment, we would expense all capitalized development costs incurred in connection therewith and could incur additional losses associated with any related contingent liabilities.

  Our acquisitions may not perform as expected

        We have achieved a majority of our growth through acquisitions. Going forward we expect that a significant portion of our growth will come through acquisitions. Although each of the acquired businesses had a significant operating history at the time we acquired them, we have a limited history of owning and operating many of these businesses. In addition, most of the businesses acquired to date were government owned and some were operated as part of a larger integrated utility prior to their acquisition. These factors may also be true for many of our future acquisitions. There can be no assurances that we will be successful in transitioning the businesses we have already acquired or any future acquisitions to private ownership, that such businesses will perform as expected or that the returns from such businesses will support the indebtedness incurred to acquire them or the capital expenditures needed to develop them.

        Acquisitions have placed, and in the future may place, a strain on our internal accounting and managerial controls. In addition, our acquisitions outside the United States have required, and will require, us to hire personnel with sufficient expertise in U.S. GAAP to timely and accurately comply with our reporting obligations. An inability to maintain adequate internal accounting and managerial controls and hire and retain qualified personnel could have an adverse affect on our ability to report our financial condition and results of operations.

  The performance of our generation business is dependent to a large degree on certain of our larger projects and their customers

        The nature of most of our generation plants (based on revenues) is such that each facility generally relies on one power sales contract with a single customer for the majority, if not all, of its revenues over the life of the power sales contract. The prolonged failure of any significant customer to fulfill its contractual obligations could have a substantial negative impact on these revenues. We have sought to reduce this risk in part by entering into power sales contracts with utilities or other customers of strong credit quality and by locating our plants in different geographic areas in order to mitigate the effects of regional economic downturns. No assurance can be made that we will mitigate such effects.

  Global competition is increasing and could adversely affect us

        The global power production market is characterized by numerous strong and capable competitors, many of whom may have extensive and diversified developmental or operating experience (including both domestic and international experience) and financial resources similar to or greater than ours.

        Further, in recent years, the power production industry has been characterized by strong and increasing competition with respect to both obtaining power sales agreements and acquiring existing power generation assets. In certain markets, these factors have caused reductions in prices contained in new power sales agreements and, in many cases, have caused higher acquisition prices for existing assets through competitive bidding practices. The evolution of competitive electricity markets and the development of highly efficient gas-fired power plants have also caused, or are anticipated to cause, price pressure in certain power markets where we sell or intend to sell power. There can be no assurance that the foregoing competitive factors will not have a material adverse effect on us.

  Our distribution businesses are highly regulated

        Our distribution businesses face increased regulatory and political scrutiny in the normal conduct of their operations. This scrutiny may adversely impact our results of operations to the extent that such scrutiny or pressure prevents us from reducing losses as quickly as we planned or denies us a rate increase called for by our concession agreements. In general, our distribution businesses have lower margins and are more dependent on regulation to ensure expected annual rate increases for inflation and increased power costs, among other things. There can be no assurance that these rate reviews will be granted, or occur in a timely manner.

  We are subject to significant government regulation

        Our generation and utility business in the United States is subject to the provisions of various laws and regulations, including the Public Utility Regulatory Policies Act of 1978, as amended, commonly referred to as PURPA, the Public Utility Holding Company Act of 1935, as amended, commonly referred to as PUHCA, the Federal Power Act, as amended, commonly referred to as the FPA, and various state laws and regulations. PUHCA regulates public utility holding companies and their subsidiaries. We currently own one traditional utility company in the United States (IPL) that is a public-utility company under PUHCA and its parent holding company (IPALCO) which is exempt from registration under Section 3(a)(1) of PUHCA. We are a utility holding company exempt from registration under Section 3(a)(5) of PUHCA. Our current exemption from PUHCA is based, in large part, on our extensive foreign energy operations and holdings.

        One benefit of our particular PUHCA exemption is that it allows us to own a majority of the equity interest in certain generating plants that are qualifying facilities, commonly referred to as QFs, under PURPA. PURPA provides to QFs certain exemptions from substantial federal and state legislation, including regulation as public utilities under the FPA, and requires utilities to purchase power from QFs at the utilities' avoided cost of power. Currently a material portion of our domestic revenues is received from QFs. If we were to fail to maintain our current exemption from PUHCA, it is possible that our QF plants would lose their QF status, unless prior to our loss of our PUHCA exemption we are able to reduce our ownership interest in each QF such that utilities in the aggregate own 50% or less of the project's equity. Any restructuring of a project subsidiary could result in, among other things, a reduced financial interest in such subsidiary, which could result in a gain or loss on the sale of the interest in such subsidiary, the removal of such subsidiary from our consolidated income tax group or our consolidated financial statements, or an increase or decrease in our results of operations.

        We cannot ensure that we will be able to maintain appropriate PUHCA exemptions for all of our businesses. In the event we were unable to avoid the loss of QF status for one of our plants, to avoid public utility holding company status with respect to such facility, we could apply to the U.S. Federal Energy Regulatory Commission, commonly referred to as the FERC, to obtain status as an Exempt Wholesale Generator, commonly referred to as an EWG, or could restructure the ownership of the project subsidiary. An EWG is an entity that has been determined by the FERC to be exclusively engaged in owning and/or operating electric generating facilities generating electric energy exclusively for sale at wholesale. EWGs, however, are subject to broader regulation by the FERC as utilities under the FPA and may be subject to state public utility commission regulation regarding non-rate matters. All of our domestic non-QF plants, other than those owned by IPL, are EWGs. Most of our EWGs also have been granted authorization by the FERC to sell wholesale power at market-based rates.

  Electric utility industry restructuring proposals could have an adverse effect on us

        In response to increased competition in wholesale, and in some cases, retail electric markets, many U.S. utilities are seeking ways to lower their costs in order to become more competitive. These include the costs that utilities are required to pay under QF contracts. Many utilities are therefore seeking ways to lower these contract prices by renegotiating the contracts, or in some cases by litigation. The State of California and some investor-owned utilities in the West have challenged contracts entered into during 2000 and 2001 in the West. Many of these have been settled. As to the remainder, FERC has in general denied the complaints. Problems experienced in Western energy markets, particularly in California, during 2000 and 2001 and other factors have led some states to discontinue or roll back efforts to restructure electric markets. The FERC, however, has not indicated any inclination to roll back its efforts to improve competition in bulk power markets.

        The FERC and many state utility commissions have implemented a number of proposals to restructure the electric utility industry in the United States. In many cases, such restructuring permits utility customers to choose their utility supplier in a competitive electric energy market. The FERC issued a final rule in April 1996 which requires utilities to offer wholesale customers and suppliers open access on utility transmission lines, on a comparable basis to the utilities' own use of the lines. The FERC issued another final rule in December 1999 encouraging the formation of regional transmission organizations to facilitate competitive wholesale electric markets. The FERC proposed a new regulation in August 2002 which would revise standards for "open access" electric transmission tariffs required to be filed by all transmission providers (other than those owned by certain government entities) and would set national standards for wholesale electric markets. The FERC's proposed rules are controversial, and we cannot predict whether they will be adopted or what their contents will be if adopted. In August 2003 FERC issued a final ruling standardizing the interconnection procedures for large electric generators. In November 2001, FERC announced that it might revise certain of the criteria by which it determines whether an entity possesses generation market power and thus is entitled to continue to sell power at wholesale at market-based rates. FERC's proposal languished but was recently revived by FERC which recently held a technical conference to consider what is the best new test to apply. It is uncertain when FERC might act and what test it might employ. In October 2003, FERC issued a final rule imposing reporting requirements on select FERC-regulated entities (which applies to IPL) that participate in cash management programs. In December 2003 the

FERC adopted a final order conditioning electric market-based rate sales on compliance with specific Market Behavior Rules which, among other things, prohibit seller conduct intended to manipulate competitive electric markets.

        To the extent that there is increased competition at the wholesale or retail level, this may result in lower rates and less profit margin for United States electricity sellers. Prices for electricity determined in electricity spot markets can be very volatile, and the effect on us of this volatility cannot be predicted. Because of current market conditions, certain companies have reduced or eliminated their energy trading activities, which has made the wholesale electric markets in which we participate become less liquid.

        The United States Congress is considering proposed legislation which would repeal, under certain circumstances, the obligation under PURPA of utilities to purchase from QFs (with a "grandfather" provision for existing QF contracts) and repeal the limitation on the percentage ownership of QFs that may be held by utilities. Congress also is considering proposed legislation to repeal most of the substantive provisions of PUHCA. Repeal of PUHCA would allow power generators and vertically integrated utilities to acquire public utilities in the United States that are geographically widespread, as opposed to the current limitations of PUHCA which require that electric utility systems owned by a single holding company be capable of physical interconnection. In addition, holding companies that now are required to register under PUHCA would be free to acquire non-utility businesses, which they may not do now, with certain limited exceptions. In the event that PUHCA is repealed, competition would likely increase. Repeal or amendment of PURPA and/or PUHCA may or may not be enacted. The effect of any such repeal or amendment cannot be predicted, although any such repeal or amendment could have a material adverse effect on us.

  We are subject to material litigation and regulatory proceedings

        We and our affiliates are parties to material litigation and regulatory proceedings. Investors should review the descriptions of such matters contained in our Annual, Quarterly and Current Reports filed with the Securities and Exchange Commission and incorporated by reference herein. There can be no assurances that the outcome of such matters will not have a material adverse effect on our consolidated financial position.

  Our business is subject to stringent environmental regulations

        Our activities are subject to stringent environmental regulation by federal, state, local and foreign governmental authorities. These regulations generally involve emissions into the air, effluents into the water, the use of water, wetlands preservation, waste disposal, endangered species, and noise regulation, among others. Failure to comply with such regulations or to obtain any necessary environmental permits pursuant to such regulations could result in fines or other sanctions. Environmental laws and regulations affecting power generation and distribution are complex and have tended to become more stringent over time. Congress and other domestic and foreign governmental authorities have either considered or implemented regulatory proposals to restrict or tax certain emissions, particularly those involving air and water emissions. See the various descriptions of such regulatory proposals contained in our Annual Report on Form 10-K for the year ended December 31, 2002 filed with the Securities and Exchange Commission and incorporated by reference herein. These proposals have imposed, and could impose in the future, additional costs on the operation of our power plants. We have made and will continue to make significant capital and other expenditures to comply with these and other environmental laws and regulations. There can be no assurance that we would be able to recover all or any increased environmental costs from our customers or that our business, financial condition or results of operations would not be materially and adversely affected by such expenditures or changes in domestic or foreign environmental laws and regulations.

  Restrictive covenants in our debt instruments may adversely affect us

        The indentures governing our debt securities contain various covenants that limit our ability and our subsidiaries' ability to engage in a variety of transactions including:

  •
  incurring additional indebtedness;

  •
  creating liens;

  •
  engaging in sale-leaseback transactions;

  •
  paying dividends or making other equity distributions;

  •
  making investments and other restricted payments;

  •
  selling assets;

  •
  engaging in transactions with affiliates; or

  •
  effecting a consolidation or merger.

        These restrictions could prevent us from taking advantage of business opportunities as they arise, growing our business or competing effectively.

        In addition, our outstanding 10% Senior Secured Notes due 2005 and our senior secured credit facilities contain other and more restrictive covenants. Our senior secured credit facilities require us to maintain specified financial ratios and satisfy other financial conditions tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those tests. A breach of any of these covenants or other provisions in the agreement governing the senior secured credit facilities and/or the indentures governing our debt securities, could result in a default under our senior secured credit facilities and/or our debt securities, including the Senior Notes.

Risks Relating to the Senior Notes

  The Senior Notes are subordinated to the liabilities of our subsidiaries

        We are a holding company which means substantially all of our assets are held, and all of our business operations are conducted, by our subsidiaries. The notes are effectively subordinated to all liabilities of our subsidiaries, including guarantees by our subsidiaries of our obligations, including our obligations under our senior secured credit facility. At September 30, 2003, our subsidiaries had $25 billion of outstanding liabilities, including outstanding indebtedness. The indenture governing the Senior Notes does not limit the ability of our subsidiaries to incur additional indebtedness, including guaranteeing debt of AES.

        Our ability to pay principal of, premium, if any, and interest on the Senior Notes will be dependent upon the receipt of funds from our subsidiaries by way of dividends, fees, interest, loans or otherwise. Most of our subsidiaries with interests in power generation facilities currently are obligated, pursuant to loan agreements or indentures, to satisfy certain restricted payment covenants before they may make distributions to us. Moreover, the indenture for the Senior Notes will permit our subsidiaries to maintain or add to such restrictions. In addition, certain of our regulated subsidiaries are subject to rules and regulations that could possibly result in restrictions on their ability to pay dividends. In particular, on February 12, 2003, the Indiana Utility Regulatory Commission (IURC) issued an order in connection with a petition filed by Indianapolis Power & Light Company ("IPL"), a subsidiary of IPALCO, for approval of its financing program, including the issuance of additional long-term debt. The Order approved the financing but set forth a process whereby IPL must file a report with the IURC containing certain information, prior to declaring or paying a dividend. The IURC has up to twenty calendar days to initiate a proceeding to further explore the implications of the proposed dividend or the dividend will be deemed approved. We cannot assure you that the IURC will not prevent IPL from paying dividends in the future.

        Our subsidiaries are separate and distinct legal entities and have no obligations, contingent or otherwise, to pay any amounts due pursuant to the Senior Notes or to make any funds available therefore whether by dividends, loans or other payments, and do not guarantee, the payment of interest on or principal of the Senior Notes. Any right we have to receive any assets of any of our subsidiaries upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liability or any bankruptcy, insolvency or similar proceedings (and the consequent right of the holders of the Senior Notes to participate in the distribution, or to realize proceeds from, those assts) will be effectively subordinated to the claims of any such subsidiary's creditors (including trade creditors and holders of debt issued by such subsidiary).

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward- looking statements are subject to risks, uncertainties, and assumptions related to AES, including, those set forth under the caption "Risk Factors" in this prospectus supplement and those set forth under the caption "Cautionary Statements and Risk Factors" in our annual report on Form 10-K which is incorporated by reference herein.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement and the accompanying prospectus might not occur.

USE OF PROCEEDS

        The net proceeds (before expenses) from this offering are estimated to be $485,675,000 million. We will use the net proceeds from this offering to repay a portion of our term loan facility under our senior secured credit facilities. Our term loan facility bears interest at a floating rate of LIBOR plus 4% or a base rate plus 3% and matures on July 31, 2007 (subject to a possible extension to April 30, 2008 if certain conditions are met). We used the proceeds from the term loan facility for working capital and general corporate purposes, including to refinance existing indebtedness. Affiliates of some of the underwriters are lenders under our term loan facility. See "Underwriting."

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges is as follows:

	Year Ended December 31,										Nine Months Ended September 30,
	1998		1999		2000		2001		2002		2003
Ratio of earnings to fixed charges	1.93	x	1.59	x	1.36	x	1.19	x	.35	x	1.15	x

        For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and minority interest, plus depreciation of previously capitalized interest, plus fixed charges, less capitalized interest, less excess of earnings over dividends of less-than-fifty-percent-owned companies, less minority interest in pre-tax income of subsidiaries that have not incurred fixed charges, less preference security dividend requirements of a consolidated subsidiary. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and capitalized expenses, preference security dividend requirements of a consolidated subsidiary, and that portion of rental expense which we believe to be representative of an interest factor.

DESCRIPTION OF NOTES

        The Senior Notes will be issued under an indenture dated as of December 8, 1998 between AES and Wells Fargo Bank Minnesota, N.A., as successor to Bank One, National Association (formerly known as The First National Bank of Chicago), as trustee (the "Trustee") and a supplemental indenture, to be dated as of February 13, 2004 between AES and the Trustee (collectively, the "Indenture"). The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definition in the Indenture of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated in this prospectus supplement by reference. A copy of the Indenture is available for inspection at the office of the Trustee.

        As used herein, the term "AES" means The AES Corporation, and does not include any of its subsidiaries.

        The Indenture does not limit the aggregate principal amount of indebtedness which may be issued thereunder and provides that senior debt securities may be issued thereunder from time to time in one or more series. The Senior Notes constitute a separate series under the Indenture.

General

        The Senior Notes will be issued as a series of Senior Notes under the Indenture. The Senior Notes will not be limited in aggregate principal amount. Additional Senior Notes may be issued under the Indenture from time to time as part of this series of Senior Notes.

        The entire principal amount of the Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on March 1, 2014. The Senior Notes are not subject to any sinking fund provision.

Interest

        Each Senior Note shall bear interest at 7 3/4% per annum from the date of original issuance, payable semi-annually on March 1 and September 1 of each year to the person in whose name such Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial Interest Payment Date is September 1, 2004. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

Optional Redemption

        The Senior Notes are subject to redemption upon not less than 30 nor more than 60 days' notice by mail, as a whole or in part, at the election of AES, at a price equal to the sum of (i) 100% of the principal amount thereof plus accrued interest to the redemption date plus (ii) the Make-Whole Amount, if any.

        The term "Make-Whole Amount" shall mean, in connection with any optional redemption of any Senior Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the redemption date) that would have been payable in respect of such dollar if such prepayment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the

Reinvestment Rate (determined on the Business Day preceding the date of such redemption) from the respective dates on which such principal and interest would have been payable if such payment had not been made, over (ii) the aggregate principal amount of the Senior Notes being redeemed.

        The term "Reinvestment Rate" shall mean 0.75% plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the maturity of the principal being prepaid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

        The term "Statistical Release" shall mean the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded U.S. government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by AES.

Certain Covenants of AES

        Restrictions on Secured Debt.    If AES shall incur, issue, assume or guarantee any indebtedness for borrowed money represented by notes, bonds, debentures or other similar evidences of indebtedness, secured by a mortgage, pledge or other lien on any Principal Property (as defined below) or any capital stock or indebtedness held directly by AES of any Subsidiary of AES, AES shall secure the Senior Notes equally and ratably with (or prior to) such indebtedness, so long as such indebtedness shall be so secured, unless after giving effect thereto the aggregate amount of all such indebtedness so secured, together with all Attributable Debt (as defined below) in respect of sale and leaseback transactions involving Principal Properties, would not exceed 15% of the Consolidated Net Assets (as defined below) of AES. This restriction will not apply to, and there shall be excluded in computing secured indebtedness for the purpose of such restriction, indebtedness secured by (a) property of any Subsidiary of AES, (b) liens on property of, or on any shares of stock or debt of, any corporation existing at the time such corporation becomes a Subsidiary, (c) liens in favor of AES or any Subsidiary, (d) liens in favor of U.S. or foreign governmental bodies to secure partial, progress, advance or other payments, (e) liens on property, shares of stock or debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), purchase money mortgages and construction cost mortgages existing at or incurred within 180 days of the time of acquisition thereof, (f) liens existing on the first date on which any Senior Notes issued under the Indenture are authenticated by the Trustee, (g) liens under one or more credit facilities for indebtedness in an aggregate principal amount not to exceed $900 million at any time outstanding, (h) liens incurred in connection with pollution control, industrial revenue or similar financings, and (i) any extension, renewal or replacement of any debt secured by any liens referred to in the foregoing clauses (a) through (h), inclusive. As of the date of this prospectus supplement, AES does not own or lease any Principal Property.

        The term "Principal Property" means any building, structure or other facility (together with the land on which it is erected and fixtures comprising a part thereof) used primarily for manufacturing, processing, research, warehousing or distribution owned or leased by AES and having a net book value in excess of 2% of Consolidated Net Assets, other than any such building, structure or other facility or portion thereof which is a pollution control facility financed by state or local governmental obligations or which the principal executive officer, president and principal financial officer of AES determine in good faith is not of material importance to the total business conducted or assets owned by AES and its Subsidiaries as an entirety.

        The term "Consolidated Net Assets" means the aggregate amount of assets (less reserves and other deductible items) after deducting current liabilities, as shown on the consolidated balance sheet of AES and its Subsidiaries contained in the latest annual report to the stockholders of AES and prepared in accordance with generally accepted accounting principles.

        The term "Attributable Debt" means the present value (discounted at the rate of 7.75% per annum compounded monthly) of the obligations for rental payments required to be paid during the remaining term of any lease of more than 12 months.

        "Subsidiary" means, with respect to any person, any corporation, association or other business entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such person.

        Restrictions on Sales and Leasebacks.    AES may not enter into any sale and leaseback transaction involving any Principal Property, the acquisition or completion of construction and commencement of full operation of which has occurred more than 180 days prior thereto, unless (a) AES could incur a lien on such property under the restrictions described above under "Restrictions on Secured Debt" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Senior Notes or (b) AES, within 180 days after the sale or transfer by AES, applies to the retirement of its funded debt (defined as indebtedness for borrowed money having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount thereof) an amount equal to the greater of (i) the net proceeds of the sale of the Principal Property sold and leased pursuant to such arrangement or (ii) the fair market value of the Principal Property so sold and leased (subject to credits for certain voluntary retirements of funded debt) as determined by the Board of Directors of AES.

Events of Default

        In addition to the Events of Default set forth in the accompanying prospectus, an Event of Default will occur with respect to the Senior Notes if an event of default, as defined in any indenture or instrument evidencing or under which AES has at the date of the Indenture or shall thereafter have outstanding any indebtedness, shall happen and be continuing and either (a) such default results from the failure to pay the principal of such indebtedness in excess of $50 million at final maturity of such indebtedness or (b) as a result of such default the maturity of such indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, and such acceleration shall not be rescinded or annulled within 60 days and the principal amount of such indebtedness, together with the principal amount of any other indebtedness of AES in default, or the maturity of which has been accelerated, aggregates $50 million or more; provided that the Trustee shall not be charged with knowledge of any such default unless written notice thereof shall have been given to the Trustee by AES, by the holder or an agent of the holder of any such indebtedness, by the trustee then acting under any indenture or other instrument under which such default shall have occurred, or by the holders of not less than 25% in the aggregate principal amount of the Senior Notes at the time outstanding; and provided further that if such default shall be remedied or cured by AES or waived by the holder of such indebtedness, then the Event of Default under the Indenture by reason thereof shall be deemed likewise to have been remedied, cured or waived without further action on the part of the Trustee, any holder of Senior Notes or any other person.

        As described in the accompanying prospectus, an Event of Default will occur with respect to the Senior Notes upon the occurrence of certain bankruptcy related events involving Material Subsidiaries.

        The term "Material Subsidiary" of any Person means, as of any date, any Subsidiary of which such Person's proportionate share of such Subsidiary's total assets (after intercompany eliminations) exceeds 15 percent of the total assets of such Person on a consolidated basis.

Form, Denomination and Registration

        The Senior Notes will be issued in fully registered form, without coupons, in denominations of $1,000 in principal amount and integral multiples thereof. The Senior Notes will be evidenced by one or more global securities (each, a "Global Senior Note"). The Global Senior Notes will be deposited with, or on behalf of, DTC or its nominee. Except as set forth in the accompanying prospectus, the Global Senior Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee. See "Description of Debt Securities—Book-Entry Systems" in the accompanying prospectus.

Payments of Principal and Interest; Transfer or Exchange

        The Indenture will require that payments in respect of the Senior Notes (including principal, premium, if any, and interest) held of record by DTC be made in same day funds. Payments in respect of the Senior Notes held of record by holders other than DTC may, at the option of AES, be made by check and mailed to such holders of record as shown on the register for the Senior Notes. The Senior Notes may be surrendered for transfer or exchange at the office of the Trustee in New York, New York.

Governing Law

        The Indenture and Senior Notes will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's conflict of laws principles.

Information Concerning the Trustee

        AES and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of business.

Other Provisions

        See the accompanying prospectus for a description of certain additional provisions of the Indenture, including events of default thereunder and provisions for amendments and modifications thereof.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of Senior Notes to an initial holder purchasing a Senior Note for cash at its "issue price" in this offering (which is expected to be the public offering price) and holding the Senior Note as a capital asset within the meaning of Section 1221 of the Code (as defined below). The "issue price" is the first price to the public at which a substantial amount of the Senior Notes is sold for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

        This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, judicial interpretations and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers and certain traders in securities, persons holding Senior Notes in connection with a hedging transaction, "straddle", conversion transaction or other integrated transaction, or persons who have ceased to be United States citizens or to be taxed as resident aliens. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

        "U.S. Holder" means an owner of a Senior Note that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

        "Non-U.S. Holder" means an owner of a Senior Note that is, for U.S. federal income tax purposes, a non-resident alien individual, a foreign corporation or a foreign estate or trust.

        If a partnership (including for this purpose any entity, foreign or domestic, classified as a partnership for U.S. federal income tax purposes) holds the Senior Notes, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder of the Senior Notes that is a partnership, and the partners in such partnership, should consult their own tax advisers regarding the federal, state local and foreign tax consequences of the ownership and disposition of the Senior Notes.

        INVESTORS CONSIDERING THE PURCHASE OF SENIOR NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

        Payments of Interest.    Stated interest paid on a Senior Note will generally be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes.

        Disposition of the Senior Note.    Upon the sale, retirement or other taxable disposition of a Senior Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between such U.S. Holder's adjusted tax basis in the Senior Note and the amount realized on the sale, exchange or retirement (excluding any amounts attributable to unpaid interest accrued between interest payment dates, which will be includible in gross income as interest in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes). A U.S. Holder's adjusted tax basis in a Senior Note will generally equal the cost of the Senior Note to such U.S. Holder.

        Gain or loss realized on the sale, retirement or other taxable disposition of a Senior Note will generally be capital gain or loss. Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are individuals, trusts or estates) and losses (the deductibility of which is subject to limitations).

Non-U.S. Holders

        Under present United States federal income tax law, and subject to the discussion below concerning backup withholding:

        (a) payments of principal, interest and premium, if any, on the Senior Notes by AES or its paying agent to any Non-U.S. Holder will be exempt from the 30% U.S. federal withholding tax, provided that (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to AES through stock ownership and (ii) the certification requirement discussed below has been fulfilled with respect to the beneficial owner; and

        (b) a Non-U.S. Holder of a Senior Note will not be subject to U.S. federal income tax on gain realized on the sale, retirement or other taxable disposition of such Senior Note, unless (i) such gain is effectively connected with the Holder's conduct of a trade or business in the United States or (ii) such Holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met.

        The certification requirement referred to in subparagraph (a) will be fulfilled if the beneficial owner of a Senior Note certifies on Internal Revenue Service ("IRS") Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address, and (i) such beneficial owner files such Form W-8BEN with the withholding agent or (ii) in the case of a Senior Note held by a securities clearing organization, bank or other financial institution holding customers' securities in the ordinary course of its trade or business holding the Senior Note on behalf of the beneficial owner, such financial institution files with the withholding agent a statement that it has received the Form W-8BEN from the Holder and furnishes the withholding agent with a copy thereof.

        If a Non-U.S. Holder of a Senior Note is engaged in a trade or business in the United States, and if interest on the Senior Note (or gain realized on its sale, exchange or other disposition) is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally otherwise be subject to U.S. federal income tax on such effectively connected income in the same manner as if it were a U.S. Holder. See "—U.S. Holders" above. In lieu of the certificate described in the preceding paragraph, such a Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a 30% branch profits tax (unless reduced or eliminated by an applicable treaty) on its earnings and profits for the taxable year attributable to such effectively connected income, subject to certain adjustments.

Backup Withholding and Information Reporting

        U.S. Holders.    Information reporting will apply to payments of interest made by AES or its paying agent on, and payments of the proceeds of the sale or other disposition of, the Senior Notes to certain noncorporate U.S. Holders, and backup withholding (currently at a rate of 28%) may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. Holder's federal income tax and may entitle such U.S. Holder to a refund, provided that the required information is provided to the IRS.

        Non-US. Holders.    Under current Treasury Regulations, payments on the sale or other disposition of Senior Notes made to or through a foreign office of a broker generally will not be subject to backup withholding. However, if such broker is (i) a United States person, (ii) a controlled foreign corporation for United States federal income tax purposes, (iii) a foreign person 50 percent or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or (iv) a foreign partnership with certain connections to the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding (currently at a rate of 28%) may apply to any payment that such broker is required to report if the broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder's U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

        Holders of Senior Notes should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

UNDERWRITING

        Subject to the terms and conditions contained in the underwriting agreement dated February 10, 2004, each underwriter named below has agreed to purchase, and AES has severally agreed to sell to each such underwriter, the principal amount of Senior Notes set forth opposite the name of such underwriter.

Name	Principal Amount of Senior Notes
Citigroup Global Markets Inc.	$162,500,000
Deutsche Bank Securities Inc.	$112,500,000
Banc of America Securities LLC	$37,500,000
UBS Securities LLC	$37,500,000
ABN AMRO Incorporated	$25,000,000
BNP Paribas Securities Corp.	$25,000,000
Credit Lyonnais Securities (USA) Inc.	$25,000,000
Credit Suisse First Boston LLC	$25,000,000
Lehman Brothers Inc.	$25,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$25,000,000

Total	$500,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the Senior Notes included in this offering are subject to approval of certain legal matters by counsel and certain other conditions. The underwriters are obligated to purchase all of the Senior Notes if they purchase any of the Senior Notes.

        The underwriters have advised AES that they propose to offer some of the Senior Notes directly to the public at the respective public offering price set forth on the cover page of this prospectus supplement and some of the Senior Notes to certain dealers at the public offering price less a concession not in excess of 0.5% of the principal amount of the Senior Notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the Senior Notes on sales to certain other dealers. After the initial offering of the Senior Notes to the public, the public offering price and such concessions may be changed by the underwriters.

        The following table shows the underwriting discounts and commissions to be paid to the underwriters by AES in connection with this offering (expressed as a percentage of the principal amount of the Senior Notes).

Paid by AES
Per Senior Note	1.153%

        In connection with the offering, the underwriters may over-allot or engage in covering and stabilizing transactions. Over-allotment involves sales of Senior Notes in excess of the principal amount of Senior Notes to be purchased by the underwriters in the offering, which creates a short position. Covering transactions involve purchases of the Senior Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of Senior Notes made for the purposes of preventing or retarding a decline in the market price of Senior Notes while the offering is in process. These activities may cause the price of the Senior Notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        AES estimates that its total expenses of this offering will be $250,000.

        In the ordinary course of the underwriters' respective businesses, the underwriters and their affiliates have engaged and may engage in commercial and investment banking transactions with AES and its affiliates.

        Affiliates of certain of the underwriters are lenders under AES's term loan facility, a portion of which is expected to be repaid with the proceeds of this offering.

        Because it is expected that more than 10% of the net proceeds of this offering may be paid to affiliates of the underwriters, the offering is being conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"). The rules of the NASD provide that no NASD member shall participate in such an offering unless the yield at which a debt issue is to be distributed to the public is established by a "qualified independent underwriter" meeting certain standards in accordance with the NASD's rules ("QIU"). In accordance with this requirement, Deutsche Bank Securities Inc. has assumed the responsibilities of acting as QIU and has recommended a minimum yield to maturity of the Senior Notes in compliance with the requirements of the NASD's rules. In connection with the offering, Deutsche Bank Securities Inc. has performed due diligence investigations and reviewed and participated in the preparation of this prospectus supplement.

        AES has agreed to indemnify the underwriters and the QIU against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters and the QIU may be required to make in respect of any of those liabilities.

INCORPORATION OF DOCUMENTS BY REFERENCE

        We are incorporating by reference into this prospectus supplement and the accompanying prospectus the information we file with the Securities and Exchange Commission, which means that we disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document which is incorporated by reference modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the termination of this offering:

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  our annual report on Form 10-K for the fiscal year ended December 31, 2002;

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  our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

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  our current reports on Form 8-K filed on January 31, 2003, February 20, 2003, April 4, 2003, April 15, 2003, May 2, 2003, July 2, 2003, August 15, 2003 and November 21, 2003 and the information filed on Form 8-K under Item 5 on April 24, 2003, May 1, 2003 and February 5, 2004; and

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  our definitive proxy statement filed on March 25, 2003.

        You may request a copy of these filings at no cost, by writing or telephoning the office of Brian A. Miller, Deputy General Counsel and Secretary, The AES Corporation, 1001 North 19th Street, Arlington, Virginia, telephone number (703) 522-1315.

        We direct your attention to our current report on Form 8-K filed on November 21, 2003, wherein we restated the sections entitled "Selected Financial Data" and "Discussion and Analysis of Financial Conditions and Results of Operations—Results of Operations" and "—Financial Position and Cash Flows" and our consolidated financial statements as of and for the three years ended December 31, 2002, in order to report the impact of our classification of AES Barry, AES Haripur Private Ltd., and AES Meghnaghat Ltd., during the three months ended March 31, 2003 as well as AES Mtkvari, AES Khrami, AES Telasi, AES Communications Bolivia, AES Whitefield and Drax Power Limited during the quarters ended June 30, 2003 and September 30, 2003, as discontinued operations pursuant to Statement of Financial Accounting Standards No. 144—Accounting for the Impairment or Disposal of Long Lived Assets ("SFAS No. 144"). The impact of the classification of these businesses as discontinued operations has been reflected in our financial statements and the related financial information in our quarterly report on Form 10-Q for the three and nine month periods ended September 30, 2003. However, we have not updated, amended or restated the financial statements or related financial information set forth in our quarterly reports on Form 10-Q for the three month period ended March 31, 2003 or for the three and six month periods ended June 30, 2003 (collectively, the "First and Second Quarter Form 10-Qs") or in any of our current reports filed on Form 8-K prior to November 21, 2003 (the "Prior Form 8-Ks") to reflect the impact of such reclassifications. We therefore expressly caution you to consider the financial statements and related financial information set forth in the First and Second Quarter Form 10-Qs and the Prior Form 8-Ks in conjunction with the information in our current report on Form 8-K filed on November 21, 2003. In addition, as described in our current report on Form 8-K filed on February 5, 2004, in the fourth quarter of 2003, we classified certain additional businesses as discontinued operations. The impact of the classification of these businesses as discontinued operations has not been reflected in the financial statements and the related financial information contained in our Form 10-K for the year ended December 31, 2002, the First and Second Quarter Form 10-Qs, our Form 10-Q for the nine months ended September 30, 2003 or any of our current reports filed on Form 8-K prior to February 5, 2004.

LEGAL MATTERS

        The validity of the Senior Notes offered hereby and certain matters relating thereto and certain U.S. federal income taxation matters will be passed upon for us by Davis Polk & Wardwell, New York, New York. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York. From time to time, Shearman & Sterling LLP represents The AES Corporation and its subsidiaries.

EXPERTS

        See "Experts" in the accompanying prospectus.

PROSPECTUS

$5,000,000,000

The AES Corporation
Debt Securities
Preferred Stock
Depositary Shares
Common Stock
Stock Purchase Contracts
Stock Purchase Units
Warrants

        We will offer debt securities, preferred stock, depositary shares, common stock, stock purchase contracts, stock purchase units or warrants from time to time. Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

        Our common stock trades on the New York Stock Exchange under the symbol "AES".

        Investing in these securities involves certain risks. See "Risk Factors" beginning on page 3.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 18, 2001.

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $5,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

RISK FACTORS

        Purchasers of the Securities should read this entire Prospectus carefully. Ownership of the Securities involves certain risks. The following factors should be considered carefully in evaluating AES and its business before purchasing the Securities offered by this Prospectus.

        Our high degree of leverage could affect our ability to fulfill our obligations under our securities.    We had approximately $20,816 million of outstanding indebtedness at March 31, 2001. As a result, we might be significantly limited in our ability to meet our debt service obligations, to finance the acquisition, development or completion of additional projects, to compete effectively or to operate successfully under adverse economic conditions. As of March 31, 2001, we had a consolidated ratio of total debt to total book capitalization (including current debt) of approximately 71%.

        Holders of our Debt Securities will be subordinated to many of our other creditors.    The Senior Subordinated Debt Securities will be subordinated to all Senior Debt. The Junior Subordinated Debt Securities will be subordinated to all of our Senior and Senior Subordinated Debt. As of March 31, 2001, we had approximately $3,802 million in aggregate principal amount of Senior Debt (which includes $542 million of letters of credit) and $4,871 million in aggregate principal amount of Senior and Senior Subordinated Debt.

        Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings, the holders of Senior Debt will be entitled to receive payment in full of all amounts due under all Senior Debt before the holders of the Senior Subordinated Debt Securities will be entitled to receive any payment in respect of the Senior Subordinated Debt Securities; holders of Senior and Senior Subordinated Debt will be entitled to receive payment in full of all amounts due under all Senior and Senior Subordinated Debt before the holders of the Junior Subordinated Debt Securities will be entitled to receive any payment in respect of the Junior Subordinated Debt Securities.

        No payments in respect of the Senior Subordinated Debt Securities or Junior Subordinated Debt Securities may be made

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  if a default has occurred and is continuing in a payment under the Senior Debt or Senior and Senior Subordinated Debt, respectively, or

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  during certain periods when an event of default under certain Senior Debt or Senior and Senior Subordinated Debt, respectively, permits the respective lenders thereunder to accelerate the maturity thereof.

        See "Description of Debt Securities—Subordination of Senior Subordinated Debt Securities" and "Description of Debt Securities— Subordination of Junior Subordinated Debt Securities."

        The Debt Securities will be effectively subordinated to the indebtedness and other obligations (including trade payables) of our subsidiaries. At March 31, 2001, the indebtedness and obligations of our subsidiaries aggregated approximately $19,957 million. Our ability to pay principal of, premium, if any, and interest on the Debt Securities will be dependent upon the receipt of funds from our subsidiaries by way of dividends, fees, interest, loans or otherwise. Most of our subsidiaries with interests in power generation facilities currently are obligated, pursuant to loan agreements or indentures, to satisfy certain restricted payment covenants before they may make distributions to us. Moreover, unless otherwise provided in the prospectus supplement, the Indentures for the Debt Securities will permit our subsidiaries to maintain or add to such restrictions. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments, and do not guarantee the payment of interest on or principal of the Debt

Securities. Any right we have to receive any assets of any of our subsidiaries upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings (and the consequent right of the holders of the Debt Securities to participate in the distribution of, or to realize proceeds from, those assets) will be effectively subordinated to the claims of any such subsidiary's creditors (including trade creditors and holders of debt issued by such subsidiary).

        We do a significant amount of our business outside the United States which presents significant risks.    Our involvement in the development of new businesses and the acquisition of existing plants in locations outside the United States is increasing and a large portion of our current development and acquisition activities are for projects and plants outside the United States.

        The financing, development and operation of projects outside the United States entail significant political and financial uncertainties (including, without limitation, uncertainties associated with first- time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, regulation of the electricity business, currency inconvertibility, tax law, political instability, civil unrest, and expropriation) and other credit quality, liquidity or structuring issues that have the potential to cause substantial delays in respect of or material impairment of the value of the project being developed or operated, which we may not be capable of fully insuring or hedging against. The ability to obtain financing on a commercially acceptable non-recourse basis in developing nations has become more difficult. Even when such non-recourse financing is available, lenders may require us to make higher equity investments than historically have been the case. In addition, financing in countries with less than investment grade sovereign credit ratings may also require substantial participation by multilateral financing agencies. There can be no assurance that such financing can be obtained when needed.

        The uncertainty of the legal environment in certain countries in which we are or in the future may be developing, constructing or operating could make it more difficult for us to enforce our respective rights under agreements relating to such businesses. In addition, the laws and regulations of certain countries may limit our ability to hold a majority interest in some of the businesses that we may develop or acquire. International businesses we own may, in certain cases, be expropriated by applicable governments. Although we may have legal recourse in enforcing our rights under agreements and recovering damages for breaches thereof, there can be no assurance that any such legal proceedings will be successful or resolved in a timely manner.

        Global competition is increasing and could adversely affect us.    The global power production market is characterized by numerous strong and capable competitors, many of whom may have extensive and diversified developmental or operating experience (including both domestic and international experience) and financial resources similar to or greater than ours. Further, in recent years, the power production industry has been characterized by strong and increasing competition with respect to both obtaining power sales agreements and acquiring existing power generation assets. In certain markets, these factors have caused reductions in prices contained in new power sales agreements and, in many cases, have caused higher acquisition prices for existing assets through competitive bidding practices. The evolution of competitive electricity markets and the development of highly efficient gas-fired power plants have also caused, or are anticipated to cause, price pressure in certain power markets where we sell or intend to sell power. There can be no assurance that the foregoing competitive factors will not have a material adverse effect on us.

        Development uncertainties.    The majority of the projects that we develop are large and complex and the completion of any such project is subject to substantial risks. Development can require us to expend significant sums for preliminary engineering, permitting, legal and other expenses in preparation for competitive bids which we may not win or before it can be determined whether a project is feasible, economically attractive or capable of being financed. Successful development and construction is contingent upon, among other things, negotiation of satisfactory engineering, construction, fuel supply and power sales contracts with other project participants, receipt of required governmental permits and consents and timely implementation and satisfactory completion of construction. There can be no assurance that we will be able to obtain new power sales contracts, overcome local opposition, if any, obtain the necessary site agreements, fuel supply and ash disposal agreements, construction contracts, steam sales contracts, licenses and certifications, environmental and other permits and financing commitments necessary for the successful development of our projects. There can be no assurance that development efforts on any particular project, or our efforts generally, will be successful. If these development efforts are not successful, we may abandon a project under development. At the time of abandonment, we would expense all capitalized development costs incurred in connection therewith and could incur additional losses associated with any related contingent liabilities. Our future growth is dependent, in part, upon the demand for significant amounts of additional electrical generating capacity and our ability to obtain contracts to supply portions of this capacity. Any material unremedied delay in, or unsatisfactory completion of, construction of our projects could, under certain circumstances, have an adverse effect on our ability to meet our obligations, including the payment of principal of, premium, if any, and interest on Debt Securities. We may also be faced with certain development uncertainties arising out of doing business outside of the United States. See "—We do a significant amount of our business outside the United States which presents significant risks."

        Our acquisitions may not perform as expected.    We have achieved a majority of our growth through acquisitions and expect that we will continue to grow, in part, through acquisitions. Although each of the acquired businesses had a significant operating history at the time we acquired them, we have a limited history of owning and operating many of these businesses. In addition, most of these businesses were government owned and some were operated as part of a larger integrated utility prior to their acquisition. There can be no assurances that we will be successful in transitioning these to private ownership, that such businesses will perform as expected or that the returns from such businesses will support the indebtedness incurred to acquire them or the capital expenditures needed to develop them.

        We may not be able to raise sufficient capital to fund acquisitions and greenfield projects or refinance existing debt.    Each of our projects under development and those independent power facilities we have committed to acquire or may seek to acquire may require substantial capital investment. Continued access to capital with acceptable terms is necessary to assure the success of future projects and acquisitions, and may be necessary to refinance certain existing debt. We have utilized project financing loans to fund the capital expenditures associated with constructing and acquiring our electric power plants and related assets to the extent possible. Project financing borrowings have been substantially non-recourse to our other subsidiaries and affiliates and to us as the parent company and are generally secured by the capital stock, physical assets, contracts and cash flow of the related project subsidiary or affiliate. We intend to continue to seek, where possible, such non-recourse project financing. However, depending on market conditions and the unique characteristics of individual projects, such financing may not be available or our traditional providers of project financing, particularly multinational commercial banks, may seek higher borrowing spreads and increased equity contributions.

        Furthermore, because of the reluctance of commercial lending institutions to provide non-recourse project financing (including financial guarantees) in certain less developed economies, we have sought and will continue to seek, in such locations, direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, these institutions may also require governmental guarantees of certain project and sovereign related risks. Depending on the policies of specific governments, such guarantees may not be offered and as a result, we may determine that sufficient financing will ultimately not be available to fund the related project. In addition, we are frequently required to provide more sponsor equity for projects that sell their electricity into the merchant market than for projects that sell their electricity under long term contracts.

        In addition to the project financing loans, if available, we provide a portion, or in certain instances all, of the remaining long-term financing required to fund development, construction, or acquisition. These investments have generally taken the form of equity investments or loans, which are subordinated to the project financing loans. The funds for these investments have been provided by cash flows from operations and by the proceeds from borrowings under our short-term credit facilities and issuances of senior notes, senior subordinated notes, convertible debentures, convertible trust preferred securities and common stock.

        Our ability to arrange for financing on either a fully recourse or a substantially non-recourse basis and the costs of such capital are dependent on numerous factors, including general economic and capital market conditions, the availability of bank credit, rating agency ratings, investor confidence, the continued success of current projects and provisions of tax and securities laws which are conducive to raising capital in this manner. Should future access to capital not be available, we may decide not to build new plants or acquire existing facilities. While a decision not to build new plants or acquire existing facilities would not affect the results of operations of our currently operating facilities or facilities under construction, such a decision would affect our future growth.

        The performance of our generation business is dependent to a large degree on certain of our larger projects and their customers.    The nature of most of our generation plants (based on revenues) is such that each facility generally relies on one power sales contract with a single customer for the majority, if not all, of its revenues over the life of the power sales contract. The prolonged failure of any significant customer to fulfill its contractual obligations could have a substantial negative impact on these revenues. We have sought to reduce this risk in part by entering into power sales contracts with utilities or other customers of strong credit quality and by locating its plants in different geographic areas in order to mitigate the effects of regional economic downturns.

        Our revenues are becoming less predictable.    Our business primarily consists of businesses with long-term contracts or retail concessions. However, an increasing proportion of our current and expected future revenues are derived from businesses without significant long-term revenue contracts. Our increasing reliance on non-contract businesses could cause our results of operations to become more volatile.

        Our distribution businesses are subject to significant regulatory scrutiny.    Our distribution businesses face increased regulatory and political scrutiny in the normal conduct of their operations. This scrutiny may adversely impact our results of operations, to the extent that such scrutiny or pressure prevents us from reducing losses as quickly as we planned or denies us a rate increase called for by our concession agreements. In general, these businesses have lower margins and are more dependent on regulation to ensure expected annual rate increases for inflation and increased power costs, among other things. There can be no assurance that these rate reviews will be granted, or occur in a timely manner.

        We are subject to significant government regulation.    Our generation business in the United States is subject to the provisions of various laws and regulations, including the Public Utility Regulatory Policies Act of 1978, as amended, commonly referred to as PURPA, and the Public Utility Holding Company Act, as amended, commonly referred to as PUHCA. PURPA provides to qualifying facilities, commonly referred to as QFs, certain exemptions from substantial federal and state legislation, including regulation as public utilities. PUHCA regulates public utility holding companies and their subsidiaries. It is necessary for us to obtain approval under PUHCA in order to maintain majority ownership in our domestic power plants that are QFs. Currently a material portion of our domestic revenues are received from QFs. Moreover, all of our domestic non-QF plants are Exempt Wholesale Generators, commonly referred to as EWGs. An EWG is a facility that has been authorized by the U.S. Federal Energy Regulatory Commission, commonly referred to as the FERC, to sell wholesale power at market-based rates. We enjoy exemptions under PUHCA related to our foreign utility acquisitions and holdings. We cannot ensure that we will be able to maintain appropriate PUHCA exemptions for all of our businesses. We believe that, upon the occurrence of an event that would threaten the QF status of one of our domestic plants, we would be able to react in a manner that would avoid the loss of QF status (such as by replacing the steam customer). In the event we were unable to avoid the loss of such status for one of our plants, to avoid public utility holding company status, we could apply to the FERC to obtain status as an EWG, or could restructure the ownership of the project subsidiary. EWGs, however, are subject to broader regulation by FERC and may be subject to state public utility commissions regulation regarding non-rate matters. In addition, any restructuring of a project subsidiary could result in, among other things, a reduced financial interest in such subsidiary, which could result in a gain or loss on the sale of the interest in such subsidiary, the removal of such subsidiary from our consolidated income tax group or our consolidated financial statements, or an increase or decrease in our results of operations.

        Pending electric utility industry restructuring proposals could have an adverse effect on us.    Several states have passed legislation that allows electricity customers to choose their electricity supplier in a competitive electricity market (so-called "retail access" or "customer choice" laws), and all but two of the remaining states are considering such legislation. In addition to state restructuring legislation, some members of Congress have proposed new Federal legislation to encourage customer choice and recovery of stranded assets. Several bills have been submitted to Congress on electricity restructuring. In anticipation of restructuring legislation, many U.S. utilities are seeking ways to lower their costs in order to become more competitive. These include the costs that utilities are required to pay under QF contracts. Many utilities are therefore seeking ways to lower these contract prices by renegotiating the contracts, or in some cases by litigation.

        The FERC and many state utility commissions are currently studying a number of proposals to restructure the electric utility industry in the United States. Such restructuring would permit utility customers to choose their utility supplier in a competitive electric energy market. The FERC issued a final rule in April 1996 which requires utilities to offer wholesale customers and suppliers open access on utility transmission lines, on a comparable basis to the utilities' own use of the lines. The final rule is subject to rehearing and may become the subject of court litigation. Many utilities have already filed "open access" tariffs. The utilities contend that they should recover from departing customers their fixed costs that will be "stranded" by the ability of their wholesale customers (and perhaps eventually, their retail customers) to choose new electric power suppliers. The FERC final rule endorses the recovery of legitimate and verifiable "stranded costs." These may include the costs utilities are required to pay under many QF contracts which the utilities view as excessive when compared with current market prices. Many utilities are therefore seeking ways to lower these contract prices or rescind the contracts altogether, out of concern that their shareholders will be required to bear all or part of such "stranded" costs. Some utilities have engaged in litigation against QFs to achieve these ends.

        In addition, future United States electric rates may be deregulated in a restructured United States electric utility industry and increased competition may result in lower rates and less profit margin for United States electricity sellers. Falling electricity prices, the introduction of commodity markets for electricity and uncertainty as to the future structure of the industry has rendered the long-term power purchase contracts obsolete. As a result, in the generation business we are increasingly dependent upon prices for electricity determined in electricity spot markets. Such prices can be very volatile and the effect on us of this volatility cannot be predicted.

        The United States Congress is considering proposed legislation which would repeal PURPA entirely, or at least repeal the obligation of utilities to purchase from QFs. There is strong support for grandfathering existing QF contracts if such legislation is passed, and also support for requiring utilities to conduct competitive bidding for new electric generation if the PURPA purchase obligation is eliminated. Various bills have also proposed repeal of PUHCA. Repeal of PUHCA would allow power generators and vertically integrated utilities to acquire retail utilities in the United States that are geographically widespread, as opposed to the current limitations of PUHCA which require that retail electric systems be capable of physical interconnection. In addition, registered holding companies would be free to acquire non-utility businesses, which they may not do now, with certain limited exceptions. In the event that PUHCA is repealed, competition would likely increase. Repeal of PURPA and/or PUHCA may or may not be part of comprehensive legislation to restructure the electric utility industry, allow retail competition, and deregulate most electric rates. The effect of any such repeal cannot be predicted, although any such repeal could have a material adverse effect on us.

        From time to time we are subject to material litigation and regulatory proceedings.    From time to time, we and our affiliates are parties to litigation and regulatory proceedings. Investors should review the descriptions of such matters contained in our Annual, Quarterly and Current Reports filed with the Securities and Exchange Commission and incorporated by reference herein. There can be no assurances that the outcome of such matters will not have a material adverse effect on our consolidated financial position.

        Litigation and investigations relating to our activities in California may adversely affect our business.    A number of federal and state initiatives addressing the issues of the California electric power industry are ongoing and may result in restructuring of various markets in California and elsewhere. Allegations have also been made that the wholesale price increase resulted from the exercise of market power, collusion of the power generators and sellers, including AES. These allegations have resulted in multiple state and federal investigations as well as the filing of class action lawsuits, in certain of which AES is a named defendant. In May 2001, the Department of Justice commenced an antitrust investigation relating to an agreement between one of our subsidiaries, AES Southland, and a subsidiary of The Williams Companies alleging that the agreement limits the expansion of electric generating capacity at or near the AES Southland plants that are subject to a long-term tolling agreement between Williams and AES. In connection with that investigation, the Department of Justice issued a Civil Investigative Demand to AES Southland requesting answers to certain interrogatories and the production of documents. We are cooperating with the investigation. In addition, the Attorney General of California has announced the formation of a grand jury to begin in July 2001. Most of these initiatives, investigations and proceedings are in their preliminary stages and their likely outcome cannot be predicted. There can be no assurance that these initiatives, investigations and proceedings will not have a material adverse effect on our results of operations or financial condition.

        Our business is subject to stringent environmental regulations.    Our activities are subject to stringent environmental regulation by federal, state, local and foreign governmental authorities. These regulations generally involve effluents into the water, emissions into the air, the use of water, wetlands preservation, waste disposal, endangered species, and noise regulation, among others. Congress and other foreign governmental authorities also may consider proposals to restrict or tax certain emissions. These proposals, if adopted, could impose additional costs on the operation of our power plants. There can be no assurance that we would be able to recover all or any increased costs from our customers or that our business, financial condition or results of operations would not be materially and adversely affected by future changes in domestic or foreign environmental laws and regulations. We have made and will continue to make capital and other expenditures to comply with environmental laws and regulations. There can be no assurance that such expenditures will not have a material adverse effect on our financial condition or results of operations.

        Our directors and officers have significant ownership interests in us and can exert significant influence or control over matters requiring stockholder approval.    As of February 2, 2001 our two founders, Roger W. Sant and Dennis W. Bakke, and their immediate families together owned beneficially approximately 14.8% of our outstanding Common Stock. As a result of their ownership interests, Messrs. Sant and Bakke may be able to significantly influence or exert control over our affairs, including the election of our directors. As of February 2, 2001, all of our officers and directors and their immediate families together owned beneficially approximately 19.7% of our outstanding Common Stock. To the extent that they decide to vote together, these stockholders would be able to significantly influence or control the election of our directors, our management and policies and any action requiring stockholder approval, including significant corporate transactions.

        Our adherence to our "shared principles" could have an adverse impact on our results of operations.    A core part of our corporate culture is a commitment to "shared principles": to act with integrity, to be fair, to have fun and to be socially responsible. We seek to adhere to these principles not as a means to achieve economic success, but because adherence is a worthwhile goal in and of itself. However, if we perceive a conflict between these principles and profits, we will try to adhere to our principles — even though doing so might result in diminished or foregone opportunities or financial benefits.

        Shares eligible for future sale.    From time to time, our subsidiaries incur indebtedness that is secured by a pledge of shares of our common stock held by that subsidiary. The sale of a substantial number of such shares in the public market upon any foreclosure or otherwise could have an adverse effect on the market price of our common stock.

        Risk of fraudulent transfer.    Various fraudulent conveyance laws have been enacted for the protection of creditors and may be applied by a court on behalf of any unpaid creditor or a representative of our creditors in a lawsuit to subordinate or avoid Debt Securities in favor of our other existing or future creditors. Under applicable provisions of the U.S. Bankruptcy code or comparable provisions of state fraudulent transfer or conveyance laws, if we at the time of issuance of Debt Securities,

  •
  incurred such indebtedness with intent to hinder, delay or defraud any of our present or future creditors or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or

  •
  received less than reasonably equivalent value or fair consideration for issuing Debt Securities and we:

  •
  were insolvent,

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  were rendered insolvent by reason of the issuance of the Debt Securities,

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  were engaged or about to engage in business or a transaction for which our remaining assets constitute unreasonably small capital to carry on our business, or

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  intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they mature,

then, in each case, a court of competent jurisdiction could void, in whole or in part, the Debt Securities.

        Among other things, a legal challenge of the Debt Securities on fraudulent conveyance grounds may focus on the benefits, if any, realized by us as a result of our issuance of the Debt Securities.

        The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in such case. Generally, however, we would be considered insolvent if the sum of our debts, including contingent liabilities, were greater than all of our assets at fair valuation or if the present fair market value of our assets were less than the amount that would be required to pay the probable liability on our existing debts, including contingent liabilities, as they become absolute and mature. There can be no assurance that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the holders of the Debt Securities.

        Management believes that, for purposes of all such insolvency, bankruptcy and fraudulent transfer or conveyance laws, the Debt Securities are being incurred without the intent to hinder, delay or defraud creditors and for proper purposes and in good faith, and that we, after the issuance of the

Debt Securities, will be solvent, will have sufficient capital for carrying on our business and will be able to pay our debts as they mature. There can be no assurance, however, that a court passing on such questions would agree with management's view.

        There is no prior public market for many of the securities that may be offered pursuant to this prospectus — as a result there could be significant price volatility for such securities.    Prior to the offering, there has been no public market for many of the securities that may be offered pursuant to this prospectus. There can be no assurance that an active trading market for any of such securities will develop or be sustained. If such a market were to develop, such securities could trade at prices that may be higher or lower than their initial offering price depending upon many factors, including prevailing interest rates, our operating results and the markets for similar securities.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the public reference rooms of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site at http://www.sec.gov, from where you can access our filings.

        This prospectus constitutes part of a Registration Statement on Form S-3 filed with the Securities and Exchange Commission under the Securities Act of 1933 (the "Securities Act"). It omits some of the information contained in the Registration Statement, and reference is made to the Registration Statement for further information on AES and the securities offered hereby. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Securities and Exchange Commission is not necessarily complete, and in each instance reference is made to the copy of the document filed.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. In particular, our annual filing on Form 10-K will supersede all previously filed annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

  (a)
  Annual Report on Form 10-K for the year ended December 31, 2000;

  (b)
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

  (c)
  Current Reports on Form 8-K filed on June 19, 2001, June 8, 2001, June 5, 2001 (two reports, one of which includes the audited financial statements of The AES Corporation as of December 31, 2000 and 1999, and for each of the three years in the period ending December 31, 2000), April 27, 2001, April 10, 2001, March 16, 2001, February 21, 2001, February 8, 2001, February 2, 2001, and January 30, 2001.

        You may request a copy of these filings at no cost, by writing or telephoning the office of William R. Luraschi, Vice President and Secretary, The AES Corporation, 1001 North 19th Street, Arlington, Virginia, telephone number (703) 522-1315.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions related to AES, including those set forth under "Risk Factors" in this prospectus and those set forth under the caption "Cautionary Statements and Risk Factors" in our annual report on Form 10-K, which is incorporated by reference in this prospectus.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

        Unless otherwise indicated in a prospectus supplement, proceeds from the sale of the securities will be used by us for general corporate purposes and may be temporarily invested in short-term securities.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges is as follows:

	Year Ended December 31,					Three Months Ended March 31,
	1996	1997	1998	1999	2000	2001
Ratio of earnings to fixed charges	2.15	1.63	1.78	1.61	1.81	1.36

        For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and minority interest, plus depreciation of previously capitalized interest, plus fixed charges, less capitalized interest, less excess of earnings over dividends of less-than-fifty-percent-owned companies, less minority interest in pre-tax income of subsidiaries that have not incurred fixed charges, less preference security dividend requirements of a consolidated subsidiary. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and capitalized expenses, preference security dividend requirements of a consolidated subsidiary, and that portion of rental expense which we believe to be representative of an interest factor.

        During the period from January 1, 1996 until March 31, 2001, no shares of preferred stock were issued or outstanding, and during that period we did not pay any preferred stock dividends.

THE COMPANY

        We are a global power company committed to serving the world's needs for electricity and other services in a socially responsible way. Our electricity "generation" business consists of sales to wholesale customers (generally electric utilities, regional electric companies or wholesale commodity markets known as "power pools") for further resale to end-users. We also sell electricity directly to end-users such as commercial, industrial, governmental and residential customers through our "distribution" business.

        Sales within our generation business are made under long-term contracts from power plants owned by our subsidiaries and affiliates, as well as directly into power pools. We own new plants constructed for such purposes ("greenfield" plants) as well as older power plants acquired through competitively bid privatization initiatives or negotiated acquisitions.

        Electricity sales by our distribution businesses, including affiliates, are generally made pursuant to the provisions of long-term electricity sale concessions granted by the appropriate governmental authorities. In certain cases, these distribution companies are "integrated", in that they also own electric power plants for the purpose of generating a portion of the electricity they sell.

DESCRIPTION OF CAPITAL STOCK

        Under our certificate of incorporation (the "Certificate of Incorporation"), we are authorized to issue 1,200,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, no par value.

        The following summary contains a description of certain general terms of the common stock and the preferred stock to which any prospectus supplement may relate. Certain terms of any series of preferred stock offered by a prospectus supplement will be described in the prospectus supplement relating thereto. If indicated in the prospectus supplement, the terms of any series may differ from the terms set forth below. The description of certain provisions of the common stock and the preferred stock is subject to and qualified by reference to the provisions of our certificate of incorporation, and, in the case of the preferred stock, to the certificate of designation (the "Certificate of Designation")

relating to each particular series of preferred stock which will be filed or incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

        As of May 1, 2001 there were 532,074,637 shares of common stock outstanding.

        The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends as may be declared from time to time by our board of directors out of funds legally available to pay dividends. If we liquidate our business, the holders of common stock are entitled to share ratably in all assets after we pay our liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and any shares of common stock in respect of which this prospectus is being delivered will be fully paid and non-assessable.

        The transfer agent for our common stock is EquiServe.

Price Range of AES Common Stock and Common Stock Dividends

        Our common stock began trading on the New York Stock Exchange on October 16, 1996 under the symbol "AES." The following table sets forth for the periods indicated the intra-day high and low sale prices for the common stock as reported on the Composite Tape. In April 2000, we announced a two-for-one stock split, in the form of a stock dividend, for holders of record on May 1, 2000 of our common stock, par value $.01 per share, which was paid on June 1, 2000. The prices set forth below reflect adjustment for such stock split.

	High	Low
1999
First Quarter	$49.25	$32.81
Second Quarter	59.75	36.75
Third Quarter	66.69	53.06
Fourth Quarter	76.38	50.44
2000
First Quarter	$89.44	$68.50
Second Quarter	92.50	40.15
Third Quarter	70.25	45.13
Fourth Quarter	72.81	45.00
2001
First Quarter	$60.15	$41.30
Second Quarter (through June 29, 2001)	52.25	40.08

        No cash dividends have been paid on common stock since December 22, 1993 in order to provide capital for our equity investments in projects.

        Our ability to declare and pay dividends is dependent, among other things, on

  •
  the ability of our project subsidiaries to declare and pay dividends and otherwise distribute cash to us;

  •
  our ability to service our parent company debt and

  •
  our ability to meet certain criteria for paying dividends under our corporate credit facility and under existing indentures of our debt securities.

        The ability of our subsidiaries to declare and pay dividends and otherwise distribute cash to us is subject to certain limitations in the project loans and other documents entered into by our project subsidiaries. These limitations permit the payment of dividends out of current cash flow for quarterly, semi-annual or annual periods only at the end of these periods and only after payment of principal and interest on project loans due at the end of these periods.

        Cash dividend payments on common stock are limited to a certain percentage of cash flow under our corporate credit agreement. The indentures relating to our existing senior subordinated notes preclude the payment of cash dividends if:

  •
  at the time of a payment of cash dividends or after giving effect thereto an event of default occurred;

  •
  an event that would become an event of default occurred and is continuing;

  •
  certain fixed charge coverage ratios are not met or

  •
  if the payment of dividends, together with other restricted payments, would exceed certain limits.

Preferred Stock

        As of May 1, 2001, there were no shares of Preferred Stock outstanding.

        Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of such class or series, without any further action by the stockholders. Preferred stock, if issued, will not be entitled to any preemptive or similar rights. The prospectus supplement will describe the terms of any preferred stock being offered, including:

  •
  the specific designation, number of shares, seniority and purchase price;

  •
  any liquidation preference per share;

  •
  any date of maturity;

  •
  any redemption, repayment or sinking fund provisions;

  •
  any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined);

  •
  any voting rights;

  •
  if other than the currency of the United States, the currency or currencies including composite currencies in which such preferred stock is denominated and/or in which payments will or may be payable;

  •
  the method by which amounts in respect of such preferred stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation;

  •
  whether such preferred stock is convertible or exchangeable and, if so, the securities or rights into which such preferred stock is convertible or exchangeable, and the terms and conditions upon which such conversions or exchanges will be effected including conversion or exchange prices or rates, the conversion or exchange period and any other related provisions;

  •
  the place or places where dividends and other payments on the preferred stock will be payable; and

  •
  any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

        All shares of preferred stock offered hereby, or issuable upon conversion, exchange or exercise of securities, will, when issued, be fully paid and non-assessable. Any shares of preferred stock that are issued would have priority over the common stock with respect to dividend or liquidation rights or both.

        The transfer agent for each series of preferred stock will be described in the applicable prospectus supplement.

Description of Certain Provisions of Our Certificate of Incorporation and By-Laws

        Our Certificate of Incorporation and By-Laws contain several provisions that may make the acquisition of control of the AES through a tender offer, open market purchases, a proxy fight or otherwise more difficult. Below is a description of certain of these provisions in the Certificate of Incorporation and By-Laws.

        Special Meetings of Stockholders.    Our By-Laws provide that, unless otherwise prescribed by law, special meetings of stockholders may be called by a resolution adopted by a majority of the entire board of directors, by the chairman of the board of directors or by the president. Only business as specified in the notice of stockholders of the special meeting shall be considered.

        Stockholder Nomination of Directors.    Our By-Laws contain a procedure for stockholder nomination of directors. The By-Laws provide that any record owner of stock entitled to be voted generally in the election of directors may nominate one or more persons for election as a director at a stockholders meeting only if written notice is given to our secretary of the intent to make a nomination. The notice must be given, with respect to an annual meeting, not later than 90 days in advance of the annual meeting. With respect to a special meeting, the notice must be given not later than the close of business on the seventh day following the earlier of

  •
  the date on which notice of such special meeting is first given to stockholders and

  •
  the date on which a public announcement of such meeting is first made.

        Each notice must include:

  •
  the name and address of each stockholder who intends to appear in person or by proxy to make the nomination and of the person or persons to be nominated;

  •
  a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming them) pursuant to which the nomination is to be made by the stockholder;

  •
  other information regarding each nominee proposed as would have been included in a proxy statement filed pursuant to Rule 14a-8 under the Exchange Act and

  •
  the consent of each nominee to serve if elected.

        The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with this procedure.

        The procedure for stockholder nomination of directors described above may have the effect of precluding a nomination for election of directors at a particular meeting if the required procedure is not followed.

        Elimination of Liability; Indemnification.    Except as described below, the Certificate of Incorporation eliminates the liability of members of our board of directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. The Certificate of Incorporation also does not release directors of liability under Section 174 of the Delaware General Corporation Law (the "GCL"), which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions if the unlawful conduct is willful or results from negligence.

        Under our By-Laws, and in accordance with Section 145 of the GCL, we shall indemnify to the fullest extent permitted by the GCL any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding. These include civil, criminal, administrative or investigative proceedings by reason of the fact that the person is or was a director or officer of or employed by us, or is or was serving in that capacity or as an agent at the request of us for another entity. Our indemnification covers expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of an action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful. We will indemnify persons in a derivative action under the same conditions, except that no indemnification is permitted without judicial approval if the person is adjudged to be liable to us in the performance of his or her duty. Derivative actions are actions by us or in the right of us to procure a judgment in our favor. Agents of ours may be similarly indemnified at the discretion of the board of directors.

        Under Section 145 of the GCL, a similar duty of care is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with the defense or settlement of a derivative action and then, where the person is adjudged to be liable to us, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which the action was brought determines that the person is fairly and reasonably entitled to the indemnity and only for those expenses as the court deems proper.

        Pursuant to our By-Laws, a person eligible for indemnification may have the expenses incurred in connection with any matter described above paid in advance of a final disposition by us. However, these advances will only be made if the indemnified person undertakes to repay all advanced amounts if it is determined that the person is not entitled to indemnification.

        In addition, under our By-Laws, we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of us or of another corporation against any liability arising out of the person's status as director, officer, employee or agent of us whether or not we would have the power to indemnify such person against such liability under the provisions of our By-Laws. We maintain directors' and officers' insurance.

Depositary Shares

        General.    We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we exercise this option, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in the application prospectus supplement) of a share of a particular series of preferred stock.

        The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion, to the applicable fraction of a share of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption and liquidation rights.

        The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering. Copies of the forms of deposit agreement and depositary receipt will be filed as exhibits to the registration statement. The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that will be filed with the Securities and Exchange Commission in connection with the offering of the specific depositary shares.

        Pending the preparation of definitive engraved depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all the rights of definitive depositary receipts which are to be prepared without unreasonable delay. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

        Dividends and Other Distributions.    The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of depositary shares owned by those holders.

        If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

        Redemption of Depositary Shares.    If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable redemption fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

        Voting the Preferred Stock.    Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by such holder's depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

        Amendment and Termination of the Depositary Agreement.    The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

        Charges of Depositary.    We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

        Miscellaneous.    The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

        Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

        Resignation and Removal of Depositary.    The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

DESCRIPTION OF DEBT SECURITIES

        The debt securities may consist of Senior Debt Securities, Subordinated Debt Securities or Junior Subordinated Debt Securities. The Senior Debt Securities will be issued under an indenture (the "Senior Debt Indenture") between AES, as issuer, and either Bank One, National Association (formerly known as The First National Bank of Chicago) or The Bank of New York, as trustee. The Senior Subordinated Debt Securities will be issued under an indenture (the "Senior Subordinated Debt Indenture") between AES, as issuer, and either Bank One, National Association (formerly known as The First National Bank of Chicago) or The Bank of New York, as trustee. The Junior Subordinated Debt Securities will be issued under an indenture (the "Junior Subordinated Debt Indenture") between AES, as issuer, and either Bank One, National Association (formerly known as The First National Bank of Chicago) or The Bank of New York, as trustee. The Senior Debt Indenture, the Senior Subordinated Debt Indenture and the Junior Subordinated Debt Indenture are collectively referred to herein as the "Indentures."

        The Indentures have been incorporated by reference or included herein as exhibits to the registration statement of which this Prospectus is a part and are also available for inspection at the office of the trustee. The Indentures are subject to and governed by the Trust Indenture Act of 1939 (the "Trust Indenture Act"). Section references contained herein are applicable to each of the Indentures. The following summaries of the Indentures are not complete. Where reference is made to particular provisions of the Indentures, these provisions, including definitions of certain terms, are incorporated by reference. The Indentures are substantially identical except for provisions relating to subordination.

General

        None of the Indentures limits the amount of debt securities which may be issued thereunder. Each Indenture provides that debt securities issuable thereunder may be issued up to the aggregate principal amount which may be authorized by us from time to time. The prospectus supplement will describe the terms of any debt securities being offered (the "Offered Debt Securities") including:

  •
  the designation, aggregate principal amount and authorized denominations of the Offered Debt Securities;

  •
  the date or dates on which the Offered Debt Securities mature;

  •
  the rate or rates per annum at which the Offered Debt Securities will bear interest and the method of calculating interest rates, if any;

  •
  the dates on which any interest will be payable and the record dates for any interest payments;

  •
  any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability provisions;

  •
  the place where the principal of and interest on the Offered Debt Securities will be payable;

  •
  if other than denominations of $1,000 or multiples thereof, the denominations in which the Offered Debt Securities will be issuable;

  •
  whether the Offered Debt Securities will be issued in the form of Global Securities (as defined below) or certificates;

  •
  additional provisions, if any, relating to the defeasance of the Offered Debt Securities;

  •
  the currency or currencies, if other than the currency of the United States, in which payment of the principal of and interest on the Offered Debt Securities will be payable;

  •
  whether the Offered Debt Securities will be issuable in registered form or bearer form ("Bearer Securities") or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of Bearer Securities;

  •
  any applicable United States federal income tax consequences, including whether and under what circumstances we will pay additional amounts on Offered Debt Securities held by a person who is not a U.S. Person (as defined in each prospectus supplement relating to any particular series of debt securities offered thereby) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem these Offered Debt Securities rather than pay the additional amounts;

  •
  the dates on which premium, if any, will be payable;

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  our right, if any, to defer payment of interest and the maximum length of any deferral period;

  •
  any listing on a securities exchange;

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  the initial public offering price and

  •
  other specific terms, including any additional events of default or covenants provided for with respect to the Offered Debt Securities.

        As described in each prospectus supplement relating to any particular series of debt securities offered thereby, the indenture may contain covenants limiting:

  •
  the incurrence of debt by us;

  •
  the incurrence of debt by subsidiaries of us;

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  the making of certain payments by us and our subsidiaries;

  •
  subsidiary mergers;

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  business activities of us and our subsidiaries;

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  the issuance of preferred stock of subsidiaries;

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  asset dispositions;

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  transactions with affiliates;

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  liens and

  •
  mergers and consolidations involving AES.

Book-Entry Systems

        If so specified in any prospectus supplement relating to debt securities, debt securities of any series may be issued under a book-entry system in the form of one or more global securities (each, a "Global Security"). Each Global Security will be deposited with, or on behalf of, a depositary, which will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee.

        The Depositary has advised us that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        When a Global Security is issued in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by each Global Security to the participants' accounts. The accounts to be credited will be designated by the underwriters, dealers, or agents, if any. If debt securities are offered and sold directly by us, we will designate the accounts to be credited. Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, the participants' records. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

        So long as the Depositary or its nominee is the owner of record of a Global Security, we consider the Depositary or its nominee the sole owner or holder of the debt securities represented by the Global Security for all purposes under the Indenture under which the debt securities are issued. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the debt security represented by the Global Security registered in their names, and will not receive or be entitled to receive physical delivery of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture under which these debt securities are issued. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary. Persons who are not participants must rely on the procedures of the participant through which they own their interest. We understand that under existing industry practices, if we request any action of holders or if any owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

        Payments of principal, premium, if any, and interest on debt securities represented by a Global Security registered in the name of the Depositary or its nominee will be made to the Depositary or nominee, as the registered owner. None of AES, the trustee or any other agent of us or agent of the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

        We have been advised by the Depositary that the Depositary will credit participants' accounts with payments of principal, premium, if any, or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. We expect that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

        A Global Security may not be transferred except as a whole:

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  by the Depositary to a nominee or successor of the Depositary or

  •
  by a nominee of the Depositary to another nominee of the Depositary.

        A Global Security representing all but not part of an offering of debt securities hereby is exchangeable for debt securities in definitive form of like tenor and terms if:

  •
  The Depositary notifies us that it is unwilling or unable to continue as depositary for the Global Security or if at any time the Depositary is no longer eligible to be in good standing as a clearing agency registered under the Exchange Act, and we do not appoint a successor depositary within 90 days after we receive notice or become aware of the ineligibility or

  •
  We in our sole discretion at any time determine not to have all of the debt securities represented in an offering of Offered Debt Securities by a Global Security and notify the trustee thereof.

        A Global Security exchangeable pursuant to the preceding sentence shall be exchangeable for debt securities registered in the names and in the authorized denominations as the Depositary for the Global Security shall direct. The debt securities of a series may also be issued in the form of one or more bearer global debt securities (a "Bearer Global Security") that will be deposited with a common depositary for Euroclear and Clearstream, or with a nominee for that depositary identified in the prospectus supplement relating to the series. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a Bearer Global Security will be described in the prospectus supplement.

Senior Debt Securities

        The payment of principal, premium, if any, and interest on the Senior Debt Securities will, to the extent and in the manner set forth in the Senior Debt Indenture, rank equally with all unsecured and unsubordinated debt.

Subordination of Senior Subordinated Debt Securities

        The payment of principal, premium, if any, and interest on the Senior Subordinated Debt Securities will, to the extent and in the manner set forth in the Senior Subordinated Debt Indenture, be subordinated in right of payment to the prior payment in full, in cash equivalents, of all Senior Debt.

        Upon any payment or distribution of assets to our creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings, the holders of all Senior Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Senior Subordinated Debt Securities will be entitled to receive any payment in respect of the principal, premium, if any, or interest on the Senior Subordinated Debt Securities.

        No payments of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities may be made by us if a default in any payment with respect to Senior Debt has occurred and is continuing. In addition, during the continuance of any other event of default (other than a payment default) with respect to Designated Senior Debt pursuant to which the maturity thereof may be accelerated, no payments of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities may be made by us for a period (the "Payment Blockage Period") beginning on the date of delivery of written notice of the holders and ending 179 days thereafter (unless the Payment Blockage Period shall be terminated by written notice to the trustee from the holders of Designated Senior Debt or from an agent of these holders, or the event of default has been cured or waived or has ceased to exist). Only one Payment Blockage Period may be commenced with respect to the Senior Subordinated Debt Securities during any period of 360 consecutive days. No event of default which existed or was continuing on the date of the beginning of any Payment Blockage Period shall be the basis for the beginning of any subsequent Payment Blockage Period by the holders of Designated Senior Debt, unless such event of default shall have been cured or waived for a period of not less than 90 days.

        Due to this subordination, in the event of insolvency, funds that would otherwise be payable to holders will be paid to the holders of Senior Debt to the extent necessary to pay the Senior Debt in full, and we may be unable to meet fully our obligations with respect to the Senior Subordinated Debt Securities.

        "Debt" is defined to mean, with respect to any person at any date of determination (without duplication):

  •
  all indebtedness for borrowed money;

  •
  all obligations evidenced by bonds, debentures, notes or other similar instruments;

  •
  all obligations in respect of letters of credit or bankers' acceptance or other similar instruments (or reimbursement obligations with respect thereto);

  •
  all obligations to pay the deferred purchase price of property or services, except trade payables;

  •
  all obligations as lessee under capitalized leases;

  •
  all Debt of others secured by a lien on any asset of the person, whether or not the Debt is assumed by that person; provided that, for purposes of determining the amount of any Debt of the type described in this clause, if recourse with respect to that Debt is limited to that asset, the amount of that Debt shall be limited to the lesser of the fair market value of the asset or the amount of the Debt;

  •
  all Debt of others guaranteed by that person to the extent that Debt is guaranteed by such person;

  •
  all redeemable stock valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and,

  •
  to the extent not otherwise included in this definition, all obligations under currency agreements and interest rate agreements.

        "Designated Senior Debt" is defined to mean:

  •
  Debt under the Credit Agreement dated as of March 31, 2000 (the "Credit Agreement") among The AES Corporation and certain banks named on the signature pages thereof, as such Credit Agreement has been and may be amended, restated, supplemented or otherwise modified from time to time; and

  •
  Debt constituting Senior Debt which, at the time of its determination
  •
  has an aggregate principal amount of at least $30 million; and

  •
  is specifically designated by us as "Designated Senior Debt."

        "Senior Debt" is defined to mean the principal of, premium, if any, and interest on all of our Debt whether created, incurred or assumed before, on or after the date of the Senior Subordinated Debt Indenture; provided that Senior Debt shall not include:

  •
  our 8.875% Senior Subordinated Debentures due 2027, 8.50% Senior Subordinated Notes due 2007, 8.375% Senior Subordinated Notes Due 2007 and our 10.25% Senior Subordinated Notes due 2006 which rank equally with the Senior Subordinated Debt Securities;

  •
  our Debt to any affiliate;

  •
  Debt of ours that, when incurred, and without respect to any election under Section 1111(b) of Title 11, U.S. Code, was without recourse;

  •
  any other Debt of ours which by the terms of the instrument creating or evidencing the same are specifically designated as not being senior in right of payment to the Senior Subordinated Debt Securities; and

  •
  our redeemable stock.

Subordination of Junior Subordinated Debt Securities

        The payment of principal, premium, if any, and interest on the Junior Subordinated Debt Securities will, to the extent and in the manner set forth in the Junior Subordinated Debt Indenture, be subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all our Senior and Subordinated Debt.

        Upon any payment or distribution of assets to our creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings, the holders of all Senior and Subordinated Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Junior Subordinated Debt Securities will be entitled to receive any payment in respect of the principal, premium, if any, or interest on the Junior Subordinated Debt Securities.

        No payments of principal, premium, if any, or interest in respect of the Junior Subordinated Debt Securities may be made by us if a default in any payment with respect to Senior and Subordinated Debt has occurred and is continuing. In addition, during the continuance of any other event of default (other than a payment default) with respect to Designated Senior and Subordinated Debt pursuant to which the maturity thereof may be accelerated, no payments on account of principal, premium, if any, or interest may be made by us during a Payment Blockage Period in respect of these Junior Subordinated Debt Securities (unless the Payment Blockage Period is terminated by written notice to the trustee from the holders of Designated Senior and Subordinated Debt or from an agent of such holders, or the event of default has been cured or waived or has ceased to exist). Only one Payment Blockage Period may be commenced with respect to the Junior Subordinated Debt Securities during any period of 360 consecutive days. No event of default which existed or was continuing on the date of the beginning of any Payment Blockage Period with respect to the Designated Senior and Subordinated Debt initiating the Payment Blockage Period shall be the basis for the beginning of any subsequent Payment Blockage Period by the holders of such Designated Senior and Subordinated Debt, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

        Due to this subordination, in the event of insolvency, funds that would otherwise be payable to holders of Junior Subordinated Debt Securities will be paid to the holders of Senior and Subordinated Debt to the extent necessary to pay the Debt in full, and we may be unable to meet fully our obligations with respect to the Junior Subordinated Debt Securities.

        "Designated Senior and Subordinated Debt" is defined to mean

  •
  Debt under the Credit Agreement; and

  •
  Debt constituting Senior and Subordinated Debt which, at the time of its determination
  •
  has an aggregate principal amount of at least $30 million; and
  •
  is specifically designated in the instrument as "Designated Senior and Subordinated Debt" by us.

        "Senior and Subordinated Debt" is defined to mean the principal, premium, if any, and interest on all of our Debt whether created, incurred or assumed before, on or after the date of the Junior Subordinated Debt Indenture; provided that Senior and Subordinated Debt shall not include

  •
  our Debt to any affiliate;

  •
  Debt of ours that, when incurred and without respect to any election under Section 1111(b) of Title 11, U.S. Code, was without recourse;

  •
  any other Debt of ours which by the terms of the instrument creating or evidencing the same are specifically designated as not being senior in right of payment to the Junior Subordinated Debt Securities, and in particular the Junior Subordinated Debt Securities shall rank equally with all other debt securities and guarantees issued to an AES Trust or any other trust, partnership or other entity affiliated with us which is a financing vehicle of ours in connection with an issuance of preferred securities by that financing entity and

  •
  our redeemable stock.

Events of Default

        An Event of Default, as defined in the Indentures and applicable to debt securities issued thereunder, will occur with respect to the debt securities of any series issued under the Indentures if:

  1.
  we default in paying principal or premium, if any, on any debt security when due, upon acceleration, redemption, mandatory repurchase, or otherwise;

  2.
  we default in paying interest on any debt security when it becomes due, and the default continues for a period of 30 days;

  3.
  we default in performing or breach any other covenant or agreement in the Indentures and the default or breach continues for a period of 60 consecutive days after written notice by the trustee or by the holders of 25% or more in aggregate principal amount of the debt securities of all series issued under an Indenture;

  4.
  a court having jurisdiction enters a decree or order for

  •
  relief in respect of AES or any of our Material Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect;

  •
  appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of AES or any of our Material Subsidiaries or for all or substantially all of the property and assets of AES or any of our Material Subsidiaries or

  •
  the winding up or liquidation of the affairs of AES or any of our Material Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

  5.
  AES or any of its Material Subsidiaries

  •
  commences a voluntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law,

  •
  consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of AES or any of its Material Subsidiaries or for all or substantially all of the property and assets of AES or any of its Material Subsidiaries or

  •
  effects any general assignment for the benefit of creditors; or

  6.
  any other Events of Default set forth in the applicable prospectus supplement occur.

        If an Event of Default (other than an Event of Default specified in clause (4) or (5) with respect to AES) occurs with respect to the debt securities of any series and continues, then the trustee or the holders of at least 25% in principal amount of the outstanding debt securities may, by written notice to us, and the trustee at the request of at least 25% in principal amount of the outstanding debt securities will, declare the principal, premium, if any, and accrued interest on the outstanding debt securities to be immediately due and payable. Upon a declaration of acceleration, the principal, premium, if any, and accrued interest shall be immediately due and payable.

        If an Event of Default specified in clause (4) or (5) above occurs with respect to AES, the principal, premium, if any, and accrued interest on the debt securities shall be immediately due and payable, subject to the prior payment in full of all Senior Debt, without any declaration or other act on the part of the trustee or any holder. The holders of at least a majority in principal amount of the outstanding debt securities may, by written notice to us and to the trustee, waive all past defaults with respect to debt securities and rescind and annul a declaration of acceleration with respect to debt securities of that series and its consequences if:

  •
  all existing Events of Default applicable to debt securities of that series, other than the nonpayment of the principal, premium, if any, and interest on the debt securities that have become due solely by that declaration of acceleration, have been cured or waived and

  •
  the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

        For information as to the waiver of defaults, see "— Modification and Waiver."

        The holders of at least a majority in principal amount of the outstanding debt securities may direct the time, method, and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the applicable Indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of debt securities who did not join in giving that direction and the trustee may take any other action it deems proper that is not inconsistent with the direction received from holders of outstanding debt securities. A holder may not pursue any remedy with respect to the applicable Indenture or the debt securities of any series unless:

  •
  the holder gives the trustee written notice of a continuing Event of Default;

  •
  the holders of at least 25% in principal amount of outstanding debt securities make a written request to the trustee to pursue the remedy;

  •
  the holder or holders offer and, if requested, provide the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

  •
  the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity and

  •
  with that 60-day period, the holders of at least a majority in principal amount of the outstanding debt securities do not give the trustee a direction that is inconsistent with the request.

        However, these limitations do not apply to the right of any holder of a debt security to receive payment of the principal, premium, if any, or interest on, that debt security or to bring suit for the enforcement of any payment, on or after the due date expressed in the debt securities, which right shall not be impaired or affected without the consent of the holder.

        Each of the Indentures requires that certain of our officers certify, on or before a date not more than four months after the end of each fiscal year, that to the best of those officers' knowledge, we have fulfilled all our obligations under the Indenture. We are also obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under any of the Indentures.

        "Material Subsidiary" of a Person is defined to mean, as of any date, any Subsidiary that would constitute a "significant subsidiary" within the meaning of Article 1 of Regulation S-X of the Securities Act of 1933.

        "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

        "Person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

Modification and Waiver

        The Indentures may be amended or supplemented without the consent of any holder of debt securities to:

  •
  cure ambiguities, defects, or inconsistencies;

  •
  comply with the terms in "Restriction on Mergers, Consolidations and Sales of Assets" described below;

  •
  comply with any requirements of the Securities and Exchange Commission in connection with the qualification of the Indentures under the Trust Indenture Act of 1939;

  •
  evidence and provide for the acceptance of appointment with respect to the debt securities by a successor Trustee;

  •
  establish the form or forms of debt securities of any series;

  •
  provide for uncertificated debt securities and to make all appropriate changes for such purpose; and

  •
  make any change that does not adversely affect the rights of any holder.

        Other modifications and amendments of the Indentures may be made with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series affected by the amendment (all such series voting together as a single class). However, no modification or amendment may, without the consent of each holder affected:

  •
  change the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, any debt security;

  •
  reduce the principal amount, premium, if any, or interest on, any debt security;

  •
  reduce the above-stated percentage of outstanding debt securities, the consent of whose holders is necessary to modify or amend that Indenture with respect to the debt securities of any series issued under that Indenture;

  •
  reduce the percentage or principal amount of outstanding debt securities, the consent of whose holders is necessary for waiver of compliance with certain provisions of that Indenture or for waiver of certain defaults.

        A supplemental indenture which changes or eliminates any covenant or other provision of an Indenture which has expressly been included solely for the benefit of one or more particular series of debt securities issued under an Indenture, or which modifies the rights of holders of debt securities of that series with respect to that covenant or provision, shall be deemed not to affect the rights under the applicable Indenture of the holders of debt securities of any other series issued under the Indenture or of the coupons appertaining to those debt securities. It is not necessary for the consent of the holders under this section of an Indenture to approve the particular form of any proposed amendment, supplement, or waiver, but it is sufficient if the consent approves the substance thereof. After an amendment, supplement, or waiver under this section of an Indenture becomes effective, we will give to the holders affected thereby a notice briefly describing the amendment, supplement, or waiver. We will mail supplemental indentures to holders upon request. Any failure of us to mail a notice, or any defect therein, will not affect the validity of any supplemental indenture or waiver.

Restriction on Mergers, Consolidations and Sales of Assets

        Pursuant to the Indentures, we may not consolidate with, merge with or into, or transfer all or substantially all of our assets to any Person unless:

  •
  AES shall be the continuing Person, or, if AES is not the continuing Person, the Person formed by such consolidation or into which we merged or to which properties and assets of ours are transferred is a solvent corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and expressly assumes in writing all the obligations of ours under the Notes,

  •
  immediately after giving effect to such transaction no Event of Default has occurred and is continuing and

  •
  other conditions as may be established in connection with the issuance of the applicable Debt Securities are met.

Defeasance and Discharge

        The Indentures provide that we are deemed to have paid and will be discharged from all obligations in respect of the debt securities of any series on the 123rd day after the deposit referred to below has been made, and that the provisions of an Indenture will no longer be in effect with respect to the debt securities issued thereunder (except for, among other matters, certain obligations to register the transfer or exchange of the Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) if, among other things,

  •
  we have deposited with the trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof, will provide money in an amount sufficient to pay the principal, premium, if any, and accrued interest on the applicable debt securities, on the due date thereof or earlier redemption (irrevocably provided for under arrangements satisfactory to the trustee), as the case may be, in accordance with the terms of the Indenture and the applicable debt securities,

  •
  we have delivered to the trustee

  •
  either
—	an opinion of counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of our option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law or related treasury regulations after the date of the Indenture that a ruling is no longer required or

—	a ruling directed to the trustee received from the Internal Revenue Service to the same effect as the aforementioned opinion of counsel and
    •
    an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,

  •
  immediately after giving effect to that deposit on a pro forma basis, no Event of Default has occurred and is continuing on the date of the deposit or during the period ending on the 123rd day after the date of the deposit, and the deposit will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party or by which we are bound,

  •
  we are not prohibited from making payments in respect of the applicable debt securities by the subordination provisions contained in an Indenture and

  •
  if at that time the applicable debt securities are listed on a national securities exchange, we have delivered to the trustee an opinion of counsel to the effect that the debt securities will not be delisted as a result of a deposit, defeasance and discharge.

        As more fully described in the prospectus supplement, the Indentures also provide for defeasance of certain covenants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

        We may issue Stock Purchase Contracts, which represent contracts obligating holders to purchase from us a specified number of shares of common stock at a future date or dates. The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula described in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units ("Stock Purchase Units") consisting of a stock purchase contract and debt securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

        The prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units. The description in the prospectus supplement will not be complete and will be qualified by reference to the stock purchase contracts, and, if applicable, additional arrangements, relating to the stock purchase contracts or stock purchase units.

DESCRIPTION OF SECURITIES WARRANTS

        We may issue securities warrants for the purchase of debt securities, preferred stock or common stock. Securities warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any registered holders of securities warrants or beneficial owners of securities warrants. This summary of some provisions of the securities warrants is not complete. You should refer to the securities warrant agreement, including the forms of securities warrant certificate presenting the securities warrants, relating to the specific securities warrants being offered for the complete terms of the securities warrant agreement and the securities warrants. That securities warrant agreement, together with the terms of securities warrant certificate and securities warrants, will be filed with the Securities and Exchange Commission in connection with the offering of the specific securities warrants.

        The particular terms of any issue of securities warrants will be described in the prospectus supplement relating to the issue. Those terms may include:

  •
  the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which the debt securities may be purchased upon exercise;

  •
  the designation, number of shares, stated value and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of preferred stock purchasable upon exercise of securities warrants to purchase shares of preferred stock and the price at which such number of shares of preferred stock of such series may be purchased upon such exercise;

  •
  the number of shares of common stock purchasable upon the exercise of securities warrants to purchase shares of common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

  •
  the date on which the right to exercise the securities warrants will commence and the date on which the right will expire;

  •
  United States Federal income tax consequences applicable to the securities warrants; and

  •
  any other terms of the securities warrants.

        Securities warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

        Each securities warrant will entitle its holder to purchase the principal amount of debt securities or the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. The exercise price may be adjusted upon the occurrence of certain events as set forth in the prospectus supplement. After the close of business on the expiration date, unexercised securities warrants will become void. We will specify the place or places where, and the manner in which, securities warrants may be exercised in the applicable prospectus supplement.

        Prior to the exercise of any securities warrants to purchase debt securities, preferred stock or common stock, holders of the securities warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

  •
  in the case of securities warrants for the purchase of debt securities, the right to receive payments of principal of, any premium or interest on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

  •
  in the case of securities warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

PLAN OF DISTRIBUTION

        We may sell the securities in any of three ways (or in any combination thereof):

  •
  through underwriters or dealers;

  •
  directly to a limited number of purchasers or to a single purchaser; or

  •
  through agents.

        The prospectus supplement will set forth the terms of the offering of such securities, including

  •
  the name or names of any underwriters, dealers or agents and the respective amounts of securities underwritten or purchased by each of them,

  •
  the initial public offering price of the securities and the proceeds to us and any discounts, commissions or other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

        Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise described in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the securities if any are purchased.

        If a dealer is utilized in the sale of any offered securities, we will sell those securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by the dealer at the time of resale.

        Offered Securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

        We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

        Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

LEGAL MATTERS

        The legality of the Securities offered hereby will be passed upon for us by Davis Polk & Wardwell, New York, New York.

EXPERTS

        The financial statements of AES and our consolidated subsidiaries, except C.A. La Electricidad de Caracas and Corporation EDC, C.A. and their subsidiaries, or EDC, as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, incorporated in this registration statement by reference from our Current Report on Form 8-K filed June 5, 2001, have been audited by Deloitte & Touche LLP. The financial statements of EDC have been audited by Piernavieja, Porta, Cachefeiro y Asociados, a member firm of Arthur Andersen, for the year ended December 31, 2000, as stated in their report incorporated by reference. The financial statements of AES and our consolidated subsidiaries are incorporated herein by reference in reliance upon the respective reports of these firms based upon their authority as experts in accounting and auditing. All of the foregoing firms are independent auditors.

$500,000,000

The AES Corporation

7 3/4% Senior Notes Due 2014

P  R  O  S  P  E  C  T  U  S    S  U  P  P  L  E  M  E  N   T
February 10, 2004

Citigroup

Deutsche Bank Securities

Banc of America Securities LLC

UBS Investment Bank

ABN AMRO Incorporated

BNP PARIBAS

Credit Lyonnais Securities (USA)

Credit Suisse First Boston

Lehman Brothers

Merrill Lynch & Co.

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TABLE OF CONTENTS
SUMMARY
The AES Corporation
Recent Developments
The Offering
RISK FACTORS
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF NOTES
U.S. FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
INCORPORATION OF DOCUMENTS BY REFERENCE
LEGAL MATTERS
EXPERTS
ABOUT THIS PROSPECTUS
RISK FACTORS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
THE COMPANY
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS
DESCRIPTION OF SECURITIES WARRANTS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS